================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        August                                        2006
                         -----------------------------------------    ----------
Commission File Number   001-14620
                         -----------------------------------------    ----------

                      Crystallex International Corporation
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                          Form 40-F      X
                          ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No  X
                        ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


================================================================================

                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


 Document

     1       Press release, dated August 11, 2006.
     2       Consolidated Financial Statements for the six month period ended June 30, 2006.
     3       Management's Discussion and Analysis for the six month period ended June 30, 2006.
     4       CEO/CFO Certifications.

This report on Form 6-K is incorporated by reference into all of the Registrant's outstanding registration statements on Form F-2, F-3 and S-8 that have been filed with the Commission.

                                                                      DOCUMENT 1

Crystallex
 Internationaal Corporation

For Immediate Release                                           August 11, 2006
                                                                     RM: 13 - 06


                 Crystallex Reports Second Quarter 2006 Results


TORONTO, ONTARIO, August 11, 2006 - Crystallex International Corporation (TSX:
KRY) (Amex: KRY) today reported unaudited financial results for the quarter ending June 30, 2006. All dollar figures are in US Dollars unless otherwise indicated.

Commenting on the Company's second quarter activities, Todd Bruce, President and Chief Executive Officer of Crystallex said, "We are pleased to note that the Venezuelan National Assembly reiterated its support for the rapid development of the Las Cristinas project in May, 2006 when the Economic Development Commission, a Permanent Commission of the National Assembly, petitioned the Ministry of the Environment and Natural Resources ("MARN") in support of Crystallex commencing the Las Cristinas project as soon as possible."

Mr Bruce also noted that, "Regretfully the Company's Las Cristinas project was once again subjected to considerable confusion and controversy by portions of the media towards the end of May 2006, when the Ministry of Basic Industries and Mining ("MIBAM") submitted a draft mining law to the National Assembly. This draft bill represents the culmination of the process commenced in September 2005 by the Government when it announced its intention to amend the mining law to provide more effective control over the Nation's mineral rights in terms of targeting those properties that are idle due to the holder's non-compliance with the terms and conditions of his underlying title." The Mining Sub-commission, chaired by Deputy Jose Ramon Rivero, was mandated by the National Assembly to manage the legislative process for the bill.

Mr. Bruce continued, "Just as happened in September last year following the original announcement, segments of the North American media created a great deal of confusion and controversy following the submission of the draft mining law by raising the spectre that the bill would have negative consequences for the Las Cristinas project. The media correspondents suggested that one of the new exploitation models incorporated in the draft, namely the joint venture or mixed company in which the State would receive at least a 51% stake and the private sector the balance, would be forced on to the Las Cristinas project either because the Las Cristinas project was viewed as being idle or because all CVG contracts were going to be forced into this new model."

 "I am thus very pleased to draw investors' attention to Deputy Rivero's unequivocal rebuttal of the media's misinterpretations of the bill's general objective and its impact specifically on Las Cristinas recently made at a public function in Bolivar State, Venezuela on July 31, 2006," stated Todd Bruce. "Deputy Rivero reiterated that the bill was not aimed at active properties but rather at those that had been inactive or abandoned for the past several years. He noted that the only CVG contracts targeted for termination under the new bill were those granted up to 1999 by the CVG and which should have been active. In particular Deputy Rivero noted that the Government does not consider Las Cristinas to be an abandoned or idle property because it recognises that Las Cristinas has remained an active project being advanced towards production. Consequently the Deputy observed that such mining contracts, like the Las Cristinas one issued to Crystallex by the CVG in September 2002, will remain in effect."

Mr Bruce added, "Deputy Rivero's statements vindicate the guidance consistently provided by Crystallex since September of last year, when the process to revise the Venezuelan mining law commenced, that Las Cristinas is not threatened by the draft bill. The company's guidance has followed the advice Crystallex has repeatedly received from both Venezuelan counsel and Venezuelan officials. In addition to dealing with the above controversy during the quarter we continued to focus our efforts on the pending Environmental Permit at the Ministry of the Environment and Natural Resources ("MARN")."

Subsequent to the June 30, 2006 reporting period, Crystallex successfully raised additional capital through an early warrant exercise generating proceeds of US$
6.04 million and closed a Can$ 32.4 million unit financing on August 11, 2006 which was substantially oversubscribed.

                      Management's Discussion and Analysis
                  For the Six Month Period Ended June 30, 2006
           (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three and six month periods ending June 30, 2006. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of August 11, 2006.


Highlights


o Venezuelan National Assembly Resolution passed in June seeking the prompt environmental permit award for Las Cristinas.

o The Chairman of the Mining Sub-commission in the Venezuelan National Assembly confirmed on July 31, 2006 that the draft amendments to the Mining Law will not negatively impact the Las Cristinas project contrary to prior suggestions by segments of the North American media.

o Net loss of $8.3 million ($0.04/share) and $15.3 million ($0.07/share) for the second quarter and first six months respectively.

o Completed an early exercise of warrants transaction in July 2006 which generated $6.04 million.

o     Completed Cdn $32.4 million Unit financing on August 11, 2006.


Key Statistics
=========================================================================================================
                                           Three months ended June 30,         Six months ended June 30,
                                                2006              2005             2006             2005
---------------------------------------------------------------------------------------------------------
Operating Statistics
Gold Production (ounces)                      12,793            13,252           24,560           26,041
Gold Sold (ounces)                             8,723            14,444           21,497           26,318
Per Ounce Data:
     Total Cash Cost (1)                        $485              $452             $491             $427
     Average Realized Gold Price                $633              $436             $586             $431
     Average Spot Gold Price                    $628              $427             $591             $427

Financial Results ($ thousands)
Revenues                                      $5,520            $6,301          $12,599          $11,347
Net Loss                                    ($8,296)          ($8,295)        ($15,252)        ($16,285)
Net Income (Loss) per Basic Share            ($0.04)           ($0.04)          ($0.07)          ($0.08)
Cash Flow from Operating Activities(2)      ($8,473)            ($961)        ($19,837)        ($13,483)
---------------------------------------------------------------------------------------------------------

Financial Position ($ thousands)        At June 30,   At June 30, 2005
                                                2006
Cash and Cash Equivalents                     $9,882            $4,767
Restricted Cash and Cash Equivalents          $4,688           $62,908
Total Debt                                   $89,907           $83,749
Shareholders' Equity                        $163,783          $135,362

Shares Outstanding - Basic (millions)          226.6             193.8
=========================================================================================================

(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures.
The calculation is based on ounces of gold sold, not ounces produced.
(2)   Cash flow after working capital changes and before capital expenditures.


Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2006 of $15.3 million, (($0.07) per share) and $8.3 million, (($0.04) per share) respectively, as compared with net losses of $16.3 million, (($0.08) per share) and $8.3 million (($0.04) per share) for the comparable periods in 2005. The losses in the first six months and second quarter of 2006 are principally attributable to the aggregate of mine operations costs, corporate general and administrative costs and interest expense. The loss for the first half of 2006 of $15.3 million was less than the $16.3 million loss in the year earlier period primarily because of increased profits from mining operations, partially offset by increased general and administrative and interest expenses.

Gold sales revenue was $12.6 million and $5.5 million for the first six months and second quarter of 2006 respectively. Second quarter 2006 revenue of $5.5 million was lower than the revenue of $6.3 million for the year earlier period as the Company recorded gold sales of 8,723 ounces in the current period as compared with sales of 14,444 ounces for the same period in 2005. Gold production was comparable for the two periods; however, a significant portion of ounces produced in the second quarter of 2006 were not sold and remained in inventory at the end of the quarter. In prior years the Company sold all of its gold production to the Central Bank of Venezuela. During June 2006 the Central Bank advised the Company that it was suspending the purchase of gold from the Company, which resulted in the increase in gold inventory at the end of June. Subsequent to the end of June 2006 the Company commenced selling gold to accredited third parties within Venezuela. The Central Bank subsequently advised the Company in August 2006 that it would immediately resume purchasing gold from the Company for an indefinite period of time. The Company is currently updating registration of its gold export license which will also allow it to export and sell gold outside of Venezuela.

Pending update of the Company's gold export license, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term. The impact of lower gold sales in the second quarter of 2006 was tempered by realizing a higher average price on gold sales. The Company realized an average gold price of $633 per ounce in the second quarter of 2006 as compared with an average price of $436 per ounce for the same period in 2005. Comparing the first six months of 2006 with 2005, revenue was higher in 2006 as the impact of higher realized gold prices offset the lower volume of gold sales.

Cash flow from operating activities was a deficit of $19.8 million for the first six months of 2006 as compared with a deficit of $13.5 million for the comparable period in 2005. The cash flow deficit incurred in the first half of 2006 was largely attributable to $7.9 million of corporate general and administrative expenses, cash interest payments of approximately $5.1 million and a $9.6 million net utilization of working capital. Cash flow from operations for the second quarter of 2006 was a deficit of $8.5 million and similarly reflects cash payments for general and administrative expenses, interest expense and a working capital utilization, which in aggregate exceeded revenue in the period.

The Company's cash position at June 30, 2006 was $14.6 million, a decrease of $10.8 million since December 31, 2005. Capital expenditures were $27.8 million and $6.8 million in the first half and second quarter of 2006 respectively, compared with $56.4 million and $33.2 million for the comparable periods in 2005. The decrease in capital spending was due to project development delays associated with securing the environmental permit for Las Cristinas.


Project Development

Las Cristinas

In June 2006, the Permanent Commission of the National Assembly of Venezuela petitioned the Ministry of the Environment and Natural Resources ("MARN") in support of Crystallex commencing the Las Cristinas project as soon as possible.

At the end of May, the Ministry of Basic Industries and Mining ("MIBAM") submitted a draft mining law to the National Assembly. This action represented the outcome of the announcement made in September of 2005 by the Government of its intention to amend the mining law to provide it with more effective control over the nation's mineral rights in terms of targeting properties that were idle because the holder had not complied with the terms and conditions of the underlying title.

The Mining Sub-commission of the National Assembly, chaired by Deputy Jose Ramon Rivero, was mandated to manage the legislative process for the bill. Similar to what occurred in September of 2005 following the original announcement, certain segments of the North American media created a great deal of confusion and controversy following the submission of the draft mining law by misinterpreting that the draft law would have negative consequences for the Company's Las Cristinas project resulting in a negative effect on the Company's share price. The media involved suggested that one of the new exploitation models introduced into the draft law, namely the joint venture or mixed company in which the Venezuelan State would receive at least 51% stake and the private sector holder the balance, would be forced on to the Las Cristinas project either because the Las Cristinas project was viewed as being idle or because all CVG contracts were going to be forced into this new model.

At a public function held in Tumeremo, Bolivar State, Venezuela on July 31, 2006 to address the mining community represented by both small scale miners and large commercial mining representatives, Deputy Rivero unequivocally rebutted the media's misinterpretations of the draft law's general objective and its specific impact on Las Cristinas in particular. Deputy Rivero reiterated that the draft law was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. In particular, Deputy Rivero noted that the Venezuelan Government does not consider Las Cristinas to be abandoned or idle since it has remained an active project being advanced towards production. The Deputy went on to state that active mining contracts of such projects will remain in effect.

Following the March 2006 approval of the Feasibility Study for the Las Cristinas project by the Ministry of Basic Industries and Mining, the Company is pursuing the Permit to Impact Natural Resources, (the "Permit") to be granted by MARN. Crystallex has submitted an EIS and additional data and studies to MARN. MARN is continuing with its review of the project documentation as part of the normal administrative phase of the permitting process.

All major, long lead time equipment for Las Cristinas has been ordered and the majority of this equipment has been received and paid for. Equipment, with a purchase value of approximately $57.0 million, is in storage and will be shipped to Venezuela as required upon receipt of the Permit. The remaining purchasing of supplies and awarding of service contracts will be undertaken following receipt of the Permit. During the second quarter, engineering work continued on drawings and revising the construction schedule. Engineering hours have been reduced during the extended permitting phase. The delay in receiving the Permit has resulted in approximately $6.4 million in additional charges for project management.

Expenditures on Las Cristinas totalled $6.8 million during the second quarter of 2006 and $27.8 for the first six months of the year. Since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004, Las Cristinas expenditures total $164.5 million. Of this, approximately $107.5 million is related to equipment and services under the $293 million capital budget approved in August 2005 and governed by the EPCM contract. The costs incurred outside of the EPCM contract relate to ongoing administrative costs such as site security, legal and consulting fees, ongoing camp costs, social and community development programs and environmental work. Costs in a majority of these areas are expected to continue to be significant in the future and will continue to be a use of financing proceeds in the near term, although reductions are expected after the Permit is received and construction is well advanced.

Operations Review

Production Summary

====================================================================================================
                                           Three months ended June 30,     Six months ended June 30,
Gold Production (ounces)                        2006            2005           2006           2005
----------------------------------------------------------------------------------------------------
     La Victoria                               1,469             753          2,100          1,420
     Tomi Open Pits                            4,978           7,613         10,183         16,561
     Tomi Underground                          5,108           4,178         11,010          7,089
     Purchased Material                        1,238             708          1,267            971
---------------------------------------------------------------------------------------------------
Total Gold Production (ounces)                12,793          13,252         24,560         26,041
---------------------------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)               92,932         118,233        192,813        228,538
Head Grade of Ore Processed (g/t)               4.67            3.77           4.31           3.81
Total Recovery Rate (%)                          92%             92%            92%            93%
Total Gold Recovered (ounces)                 12,793          13,252         24,560         26,041
---------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold                  $485            $452           $491           $427
---------------------------------------------------------------------------------------------------
Mine Operating Cash Flow  ($,000)             $1,290          ($260)         $2,044         ($485)
Capital Expenditures(2) ($,000)                  ---             ---            ---           $856
Mine Cash Flow After Capital ($000)           $1,290          ($260)         $2,044       ($1,341)
====================================================================================================



(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Capital expenditures at operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.

Tomi

=========================================================================================================
                                            Three months ended June 30,         Six months ended June 30,
100% Basis                                       2006             2005           2006             2005
---------------------------------------------------------------------------------------------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                               67,887          100,057        112,935         183,433
Tonnes Waste Mined                            690,939          791,147      1,184,584       1,265,298
Tonnes Ore Processed                           46,581           86,529        114,452         172,782
Average Grade of Ore Processed (g/t)             3.64             2.99           3.03            3.21
Recovery Rate (%)                                 91%              92%            91%             93%
---------------------------------------------------------------------------------------------------------
Production (ounces)                             4,978            7,613         10,183          16,561
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                               18,939           17,039         40,664          27,551
Tonnes Ore Processed                           21,322           13,552         42,462          24,772
Average Grade of Ore Processed (g/t)             8.05             10.2           8.67             9.4
Recovery Rate (%)                                 93%              94%            93%             95%
---------------------------------------------------------------------------------------------------------
Production (ounces)                             5,108            4,178         11,010           7,089
=========================================================================================================

At the Company's operations near El Callao in Venezuela, gold production of 12,793 ounces in the second quarter of 2006 was comparable to production of 13,252 ounces during the same period in 2005. At Tomi, a decline in production from the open pit mines was offset by increased production from the Tomi underground mine, and to a lesser extent, to higher production from the La Victoria mine and gold recovered from purchased ore. With the underground mine now operating at full capacity, ore processed from the underground mine was over 50% higher in the second quarter of 2006 as compared with the same period in 2005. The underground mining gain was offset, in part, by a 20% reduction in underground grades, which averaged 8 grams per tonne in the second quarter of 2006 as compared with 10 grams per tonne for the same period in 2005 as cut-off grades were reduced as a consequence of the higher gold prices.

Gold production for the first six months of 2006 was 24,560 ounces, as compared with 26,041 ounces for the comparable period in 2005. Gold production from the Tomi open pit mines in the first half of 2006 decreased 39% as compared to the year earlier period; however, this was partially offset by a 55% increase in production from the underground mine. Open pit production at Tomi was impacted by delays in importing mining trucks by the open pit mining contractor (the trucks were delivered in July), and lower ore grades.

Cash flow from mining operations (Revenue less operating expenses) was $2.0 million and $1.3 million for the first six months and second quarter of 2006 respectively as compared with cash flow deficits of $1.3 million and $0.3 million for the comparable periods in 2005. The increase in cash flow in the current year was attributable to higher gold prices (see the Revenue section below). Unit costs, however, increased to $491 per ounce in the first half of 2006 as compared with $427 per ounce for the same period in 2005. Operating costs were higher in a number of areas including costs for the mining contractor (due in part to mining higher volumes of waste material relative to ore), maintenance, environmental monitoring, mill consumables (notably cyanide and lime), site general and administrative expenses and higher exploitation taxes and royalties which are tied to the price of gold.


Income Statement

Revenue

Revenue was $12.6 million and $5.5 million for the first six months and second quarter of 2006 respectively, compared with $11.3 million and $6.3 million for the corresponding periods in 2005. The decrease in revenue in the second quarter of 2006 is attributable to selling fewer ounces of gold than the comparable quarter of 2005. Although the Company produced 12,793 ounces of gold in the second quarter, only 8,723 ounces were sold during the quarter, as compared with sales of 14,444 ounces in the same quarter in 2005. The balance of the ounces produced, but not sold, in the second quarter of 2006 (approximately 4,000 ounces) were held in inventory at the end of the quarter (please refer to Financial Results Overview section of this MD&A). The effect of selling fewer ounces in the second quarter of 2006 was substantially offset by realizing a higher average price on gold sales. For the second quarter of 2006, the Company realized an average gold price of $633 per ounce as compared with $436 for the comparable period in 2005.

For the first six months of 2006, revenue increased to $12.6 million from $11.3 million for the same period in 2005, despite selling fewer ounces. As noted above, the Company held approximately 4,000 ounces of second quarter 2006 production in inventory at the end of the quarter. Revenue in the second quarter of 2006 increased as the impact of selling fewer ounces was offset by realizing a higher average price on gold sales. The Company realized an average price of $586 per ounce on gold sales of 21,497 ounces in the first half of 2006 as compared with sales of 26,318 ounces at an average realized price of $431 per ounce in the same period in 2005.

Operating Expenses

Mine operating expenses were $10.6 million and $4.2 million for the first half and second quarter of 2006 respectively, compared with $11.8 million and $6.6 million for the comparable periods in 2005. Although the number of ounces produced was comparable for the first six months of 2006 and 2005, operating expenses are lower in 2006 as fewer ounces of gold were sold in 2006 (as described above in the Revenue section). The costs attributable to the production of the gold held in inventory at the end of the second quarter of 2006 will be expensed when the gold is sold.

On a unit cost basis, the total cost per ounce sold increased to $491 per ounce in the first half of 2006 from $427 per ounce for the same period in 2005. As detailed above in the Operations Review section, the increase in unit operating costs for the first half of 2006 is attributable to higher strip ratios (the ratio of waste mined to ore mined) and a general increase in costs in most operating areas.


Corporate General and Administrative Expenses

General and administrative expenses were $4.4 million for the second quarter and $7.9 million for the first six months of 2006, compared with expenditures of $3.6 million and $7.2 million for the comparable periods in 2005. General and administrative expense for the first six months of 2006 and the second quarter of 2006 reflect increases in Venezuelan consulting fees, higher TSX and AMEX listing fees and investor relations related expenditures.


Liquidity and Capital Resources

Cash and Equivalents

On June 30, 2006, the Company had cash and cash equivalents of $14.6 million, including restricted cash of $4.7 million. The restricted cash represents the balance of proceeds of a senior unsecured unit financing held in an interest escrow account. Subsequent to quarter end, the restricted cash was used to make a semi annual interest payment on the Company's 9.375% senior unsecured notes.

The change in the cash balance during the first half of 2006 is reconciled as follows ($ millions):


Cash, Cash Equivalents and Restricted Cash on December 31, 2005                         $25.4
                                                                                        -----
Issuance of Common Shares                                               $32.6
Warrant and Option Proceeds                                              $6.8
                                                                      -------
Total Sources of Cash                                                                   $39.4

Operating Cash Flow Deficit                                           ($19.8)
                                                                      -------
Capital Expenditures - Las Cristinas                                  ($27.8)
                                                                      -------
Debt Service                                                           ($2.6)
                                                                      -------
Total Uses of Cash                                                                    ($50.2)
                                                                                        -----

Net Reduction to Cash, Cash Equivalents and Restricted Cash                           ($10.8)
                                                                                        -----

Cash, Cash Equivalents and Restricted Cash on June 30, 2006                             $14.6
                                                                                        -----


Cash Flow from Operations

Cash flow from operating activities (before capital expenditures) was a deficit of $19.8 million and a deficit of $8.5 million for the first six months and second quarter of 2006 respectively, compared with a deficit of $13.5 million and $1.0 million for the comparable periods in 2005. Cash expenditures of $7.9 million for general and administrative expenses and approximately $5.1 million for cash interest payments, together with a net working capital utilization of $9.6 million, (principally a decrease in accounts payable and increase in production inventories), contributed to the cash flow deficit in the first half of 2006. The 2006 first half cash flow deficit of $19.8 million exceeds the $13.5 million deficit recorded in the year earlier period as the 2005 period incurred a net working capital gain of $10.0 million, as compared with a working capital deficit of $9.6 million utilization in the first half of 2006.

The second quarter cash flow deficit of $8.5 million reflects payments of $4.4 million for general and administrative expenses and a $3.2 million net working capital utilization, largely related to an increase in production inventories (please refer to Financial Results Overview section of this MD&A.)


Investing Activities

Capital expenditures were $27.8 million and $6.8 million for the first six months and second quarter of 2006, compared with $56.4 million and $33.2 million for the comparable periods in 2005. The decrease in 2006 is attributable to lower spending on the Las Cristinas project as a result of the delay in receiving the Permit.

================================================================================
                       Three months ended June 30,     Six months ended June 30,
$ millions                2006           2005          2006           2005
--------------------------------------------------------------------------------
Las Cristinas             $6.8          $33.2         $27.8          $55.5
Revemin/Tomi/Albino       $---           $---          $---           $0.8
Corporate                 $---           $---          $---           $0.1
                      ---------------------------------------------------------
Total                     $6.8          $33.2         $27.8          $56.4
===============================================================================

At June 30, 2006, Crystallex projected a financing requirement of approximately $275 million to $300 million to provide funding through to the second half of 2008 when commercial production is expected at Las Cristinas (assuming a third quarter 2006 receipt of the environmental permit). The funding estimate includes amounts for completing the development of Las Cristinas, for other Las Cristinas costs not covered by the EPCM contract, including site security, legal and consulting fees, ongoing camp costs, social and community development programs and environmental work, for general corporate requirements and for financing fees and interest during the construction period. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.


Financing Activities

The Company made $450,000 of regularly scheduled principal and interest payments to Standard Bank Plc during the second quarter of 2006. During the second quarter, Standard Bank elected to convert the entire convertible portion of their loan, $7.5 million, into common shares of Crystallex. As a result of the conversion, the Company issued 3,765,841 shares to Standard Bank. At June 30, 2006 the balance outstanding under the Standard Bank term loan facility was $5.6 million.

Subsequent to the end of the second quarter, in July 2006, the Company received proceeds of $6.04 million from the early exercise of warrants. Upon the exercise of the warrants, 2,197,727 common shares of the Company were issued. In addition, 0.398 new common share purchase warrants were issued for each warrant exercised, for an aggregate issue of 875,000 new warrants. Each new warrant entitles the holder to purchase one common share of the Company at an exercise price of $4.00 per share until July 14, 2008.

On August 11, 2006 the Company completed a Cdn $32.4 million Unit financing. The Company plans to use the proceeds of the Unit financing as follows: (i) the development of the Las Cristinas project, including both expenditures under the EPCM contract and ongoing administrative expenses such as site security, legal and consulting fees, ongoing camp costs and community projects; (ii) 7% of the net proceeds will be paid to Standard Bank to reduce debt pursuant to a term loan executed between Standard Bank and the Company in December 2005; and (iii) for general working capital purposes.

Outstanding Share Data

At June 30, 2006, 226.6 million common shares of Crystallex were issued and outstanding. In addition, at June 30, 2006 options to purchase 10.5 million common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 20.7 million common shares of Crystallex were issued and outstanding.


Quarterly Data

-------------------------------------------------------------------------------------------------------------------
                     2006                                   2005                                    2004
             ------------------------------------------------------------------------------------------------------
                   Q2           Q1           Q4            Q3           Q2           Q1           Q4           Q3
Revenue         $5,520       $7,079       $6,623        $7,020       $6,301       $5,046       $5,037       $5,632
Net Loss      ($8,296)     ($6,956)    ($18,585)     ($10,338)     ($8,295)     ($7,989)    ($44,115)     ($9,441)

-------------------------------------------------------------------------------------------------------------------

The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2005 40-F/Annual Information Form.


Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company's financial condition in the first half of 2006 that impacted the Company's financial statements.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.


Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2005 40F/Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

 Risks Associated with Operating in Developing Countries

        The Company's mineral exploration, exploitation activities and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

      The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

      MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Company has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Company continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company's business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

      Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

     Lack of Ownership Rights. Under Venezuelan Mining Law of 1999 (the "VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the mineral deposits at the Las Cristinas project location (the "Las Cristinas Deposits") and has elected to do so through the CVG. The mine operation agreement entered into with the CVG on September 17, 2002 (the "Mine Operation Agreement") is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

     Lack of Copper Rights. In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

     Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

     (a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and
     (b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

     In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of operating contracts. In order to effect this change, the Government of Venezuela advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. The MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

      The MIBAM presented draft amendments to the mining law to the National Assembly at the end of May 2006. This draft was superseded by a National Assembly draft, which has received a first reading in the National Assembly. The National Assembly will require further readings of the draft amendments. Although the Company's Venezuelan counsel have advised that the current draft of amendments to the mining law will not have any negative impact on the Company's rights under the Mine Operation Agreement, until such time as the National Assembly has passed the amendments into law it is not possible to assess what impact, if any, the revised law will have on the Las Cristinas project.

Arbitration Proceedings

      The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings -- Withdrawal of MINCA Litigation -- Vanessa Arbitration" in the Company's 2005 40F/Annual Information Form, available electronically at www.sedar.com

Sale of Gold

      For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006 the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. The Company is currently selling gold to accredited third parties within Venezuela (pending possible future sales to the Central Bank of Venezuela) and is updating registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company's export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term.

 Unauthorized Miners

      The Company's operations may also be affected by the presence of unauthorized miners; something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

      In addition to the general risks associated with environmental regulation and liability (see "Environmental Regulation and Liability" under General Risk Factors below), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

      Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.


General Risk Factors

Title to Mineral Properties

      Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the

Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement -- Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Company.

Environmental Regulation and Liability

      The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's's properties, the extent of which cannot be predicted.

      In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

      Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

     In September 2005 the Company issued C$10.0 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd ("Azimuth") and established a C$60.0 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10.0 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10.0 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of U.S.$31.3 million under a private placement of units. In July 2006 the Company received U.S.$6.04 million from the early exercise of warrants held by an arm's-length holder in the United States. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

     The Company's reported Mineral Reserves and Resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral Reserve and Resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral Reserve and Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated Mineral Reserves and Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and Resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If it's Mineral Reserve and Resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish Mineral Reserves and Resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover Mineral Reserves and Resources in sufficient quantities to justify exploitation or that the funds required to exploit any Mineral Reserves and Resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting Mineral Reserves and Resources discovered by the Company are affected by various factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the Common Shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

     The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently still in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.

Production Risks

     The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

     The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). Mine Development Associates ("MDA"), the company that supervised the preparation of various feasibility studies for the Company, has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.


Regulations and Permits

     The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

     The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005 the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$536.50 per ounce. On August 3, 2006 the p.m. fixing price of gold sold in the London Bullion Market was U.S.$644 per ounce.

     The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its Mineral Reserves and Resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

     The market price of the Common Shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

     Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position.

Credit and Market Risks

     The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

     The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

     The Company incurred net losses in each of 2005, 2004, and 2003. The Company's deficit at December 31, 2005 was U.S.$251.5 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the MD&A. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

     As part of the preparation of its audited consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of U.S.$32.0 million in the 2004 financial statements (of which U.S.$13.8 million related to the Revemin mill, U.S.$10.4 million related to the Albino project, U.S.$3.6 million related to the operations and U.S.$4.2 million related to three exploration properties) and write-downs of U.S.$17.5 million in the 2003 financial statements (of which U.S.$14.3 million related to the La Victoria property and U.S.$3.2 million related to three other exploration properties).

Dependence on Key Employees

     The Company's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

     Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have their external auditors issue an opinion regarding the adequacy of management's assessment of their own internal controls with respect to financial reporting. The Company will have to comply with this particular aspect of Sarbanes-Oxley for its fiscal year ending December 31, 2006. Management is currently in the process of reviewing the Company's internal controls for financial reporting. Although management is not currently aware of any material issues that would prevent compliance with Sarbanes-Oxley by December 31, 2006, at this time there can be no assurance the Company's's internal controls for financial reporting will be free of material weaknesses. In the event that a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Potential Dilution

     As at June 30, 2006 the Company has outstanding fully vested options to purchase approximately 10,399,066 Common Shares of the Company and warrants to purchase approximately 20,699,677 million Common Shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 139,429 options outstanding with a weighted average exercise price of C$3.19 that were not fully vested. The issue of Common Shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional Common Shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

     The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in the Company's 2005 40F/Annual Information Form are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers and the experts named in the Company's 2005 40F/Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Discretion in the use of Net Proceeds

     As indicated in this MD&A, the Company intends to use part of the net proceeds from its recent Unit financing to fund the development of the Las Cristinas project in Venezuela. See "Financing Activities". In achieving this goal, the Company maintains a broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds in accordance with the use of proceeds from its recent Unit financing and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Operating Losses are Expected to Continue In the Near Future

     The Company has experienced losses from operation for each of the last three years. The Company expects that it shall incur losses, and possible incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the feasibility study completed by SNC Lavalin in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes per day.

Future Hedging Activities

     The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered into. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

     Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends on its Common Shares in the near future, not has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with The Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

==============================================================================================================
                                                Three months ended June 30,         Six months ended June 30,
                                                     2006              2005             2006             2005
--------------------------------------------------------------------------------------------------------------
Operating Costs per Financial Statements       $4,230,492        $6,560,877      $10,554,495      $11,831,515
Adjust for Albino Development                         ---               ---              ---       $(591,852)
By-Product Credits                                    ---               ---              ---              ---
Reclamation and Closure Costs                         ---               ---              ---              ---
Operating Costs for Per Ounce Calculation      $4,230,492        $6,560,877      $10,554,495      $11,239,663

Gold Ounces Sold                                    8,723            14,444           21,497           26,318
Total Cash Cost Per Ounce US$                        $485              $454             $491             $427
==============================================================================================================


Additional information relating to Crystallex, including the 2005 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence gold production in 2008 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:
Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577
Visit us on the Internet:   http://www.crystallex.com or Email us at:
                            info@crystallex.com

NOTE: This Release may contain forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Crystallex, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form ("AIF"). Forward-looking statements in this release including, without limitation to, statements regarding the expectations and beliefs of management include the following: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled "Risk Factors" in Crystallex's AIF, annual report, and elsewhere in documents filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities.

ADDITIONALLY: The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission ("SEC") Guide
7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", "Inferred Mineral Resource" used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company's technical reports, including the Annual Information Form and other reports filed by the Crystallex on www.sedar.com.

NOTE TO U.S. INVESTORS: While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to "indicated mineral resource" and "inferred mineral resource" there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

                                                                      DOCUMENT 2

CRYSTALLEX INTERNATIONAL CORPORATION






Consolidated Financial Statements

June 30, 2006

(Unaudited)

(Expressed in United States Dollars)

CRYSTALLEX INTERNATIONAL CORPORATION

Consolidated Balance Sheets

(Expressed in United States dollars)
=================================================================================================================================
                                                                                              June 30,        December 31,
                                                                                                  2006               2005
                                                                                   ----------------------  --------------------
                                                                                            (Unaudited)
ASSETS

CURRENT
Cash and cash equivalents                                                                 $   9,882,387          $  4,070,019
Restricted cash and cash equivalents (Note 3)                                                 4,687,500             9,241,851
Accounts receivable                                                                           3,258,285             1,395,394
Production inventories (Note 4)                                                               6,384,809             2,566,821
Prepaid expenses and other                                                                    2,676,848             2,787,495
------------------------------------------------------------------------------------------------------------------------------
                                                                                             26,889,829            20,061,580
RESTRICTED CASH AND CASH EQUIVALENTS  (Note 3)                                                        -            12,081,312
PROPERTY, PLANT AND EQUIPMENT  (Note 5)                                                     237,278,425           215,260,043
DEFERRED FINANCING FEES                                                                       2,879,629             3,237,263
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                             $  267,047,883         $ 250,640,198
=================================================================================================================================

LIABILITIES

CURRENT
Accounts payable and accrued liabilities                                                  $  11,692,870          $ 20,145,034
Current portion of debt (Note 6)                                                              3,197,158             2,442,350
Current portion of asset retirement obligations (Note 7)                                        541,078               126,092
------------------------------------------------------------------------------------------------------------------------------
                                                                                             15,431,106            22,713,476
DEBT (Note 6)                                                                                86,709,873            94,495,582
ASSET RETIREMENT OBLIGATIONS (Note 7)                                                         1,123,848             1,394,646
------------------------------------------------------------------------------------------------------------------------------
                                                                                            103,264,827           118,603,704
------------------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 1 and 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 8)                                                                      385,441,527           336,491,624
CONTRIBUTED SURPLUS                                                                          33,102,220            32,489,216
EQUITY COMPONENT OF EXCHANGEABLE BANK LOAN (Note 6)                                                   -             2,564,366
CUMULATIVE TRANSLATION ADJUSTMENT                                                            11,958,981            11,958,981
DEFICIT                                                                                   (266,719,672)         (251,467,693)
------------------------------------------------------------------------------------------------------------------------------
                                                                                            163,783,056           132,036,494
------------------------------------------------------------------------------------------------------------------------------
                                                                                         $  267,047,883         $ 250,640,198
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                             Page 1 of 25

CRYSTALLEX INTERNATIONAL CORPORATION

Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in United States dollars)
-----------------------------------------------------------------------------------------------------------------------------

                                                         Three month        Three month          Six month         Six month
                                                        period ended       period ended       period ended      period ended
                                                            June 30,           June 30,           June 30,          June 30,
                                                                2006               2005               2006              2005
                                                     ----------------  -----------------  -----------------  ----------------

MINING REVENUE                                          $  5,520,099       $  6,300,634     $   12,598,608      $ 11,346,481
-----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Operations                                                 4,230,492          6,560,877         10,554,495        11,831,515
Amortization                                                 387,540            119,348            814,575           957,212
Depletion                                                    292,302            216,549            561,161           425,564
-----------------------------------------------------------------------------------------------------------------------------
                                                           4,910,334          6,896,774         11,930,231        13,214,291
-----------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                      609,765          (596,140)            668,377       (1,867,810)
-----------------------------------------------------------------------------------------------------------------------------

OTHER EXPENSES
Amortization                                                 185,150            161,249            367,969           318,903
Interest on debt                                           3,180,676          2,820,398          6,711,572         5,584,540
General and administrative                                 4,406,742          3,577,195          7,907,884         7,214,955
Stock-based compensation                                   1,466,220          2,007,543          1,575,525         2,274,275
-----------------------------------------------------------------------------------------------------------------------------
                                                           9,238,788          8,566,385         16,562,950        15,392,673
-----------------------------------------------------------------------------------------------------------------------------

COMMODITY CONTRACT (LOSS) GAIN                                     -           (361,269)                 -         1,097,412
-----------------------------------------------------------------------------------------------------------------------------

LOSS BEFORE OTHER ITEMS
                                                          (8,629,023)        (9,523,794)       (15,894,573)      (16,163,071)
-----------------------------------------------------------------------------------------------------------------------------

OTHER ITEMS
Interest and other income                                    329,466            572,644            662,478         1,196,459
Foreign exchange gain (loss)                                   3,896            655,701           (19,884)       (1,317,892)
-----------------------------------------------------------------------------------------------------------------------------
                                                             333,362          1,228,345            642,594         (121,433)
-----------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                   (8,295,661)        (8,295,449)       (15,251,979)      (16,284,504)
DEFICIT, BEGINNING OF PERIOD                            (258,424,011)      (214,249,832)      (251,467,693)     (206,260,777)
-----------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                  (266,719,672)      (222,545,281)      (266,719,672)     (222,545,281)
-----------------------------------------------------------------------------------------------------------------------------

BASIC AND DILUTED NET LOSS
       PER SHARE                                         $    (0.04)       $     (0.04)      $      (0.07)       $    (0.08)
-----------------------------------------------------------------------------------------------------------------------------

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING -        Basic and diluted                224,567,404        192,627,566        220,508,956       191,649,665
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                                              Page 2 of 25

CRYSTALLEX INTERNATIONAL CORPORATION

Consolidated Statements of Cash Flows
(Unaudited )
(Expressed in United States dollars)
--------------------------------------------------------------------------------------------------------------------

                                                          Three month     Three month   Six  month        Six month
                                                       period ended   period ended    period ended     period ended
                                                           June 30,       June 30,        June 30,         June 30,
                                                               2006           2005            2006             2005
                                                      --------------  -------------   -------------  ---------------

CASH FLOWS FROM OPERATING
 ACTIVITIES
Loss for the period                                       (8,295,661)    (8,295,449)    (15,251,979)     (16,284,504)
  Adjustments to reconcile loss to net
cash used in operating activities:
Amortization and depletion                                   792,898        497,146       1,599,517        1,701,679
Unrealized foreign exchange (gain) loss                       (9,648)      (310,194)              -          279,335
Accretion expense on asset retirement obligation              72,094         40,557         144,188           79,992
Directors' fees                                               60,000         60,000          60,000          130,000
Interest accretion on long-term debt                         689,421        429,211       1,651,800          860,921
Unrealized commodity contract gain                                 -     (3,348,382)              -      (11,634,020)
Stock based compensation                                   1,466,220      2,007,543       1,575,525        2,274,275

Changes in other operating assets and liabilities:
(Increase) decrease in accounts receivable                (1,395,231)       370,279      (1,862,891)           8,118
(Increase) decrease in production inventories             (4,283,708)       151,618      (3,817,988)        (463,146)
Decrease (increase) in prepaid expenses and other            597,601        324,159         110,647       (1,173,849)
Increase (decrease) in accounts payable and
accrued liabilities                                        1,832,823      7,112,671      (4,045,371)       10,738,234
--------------------------------------------------------------------------------------------------------------------
                                                          (8,473,191)      (960,841)    (19,836,552)     (13,482,965)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in property, plant and equipment               (6,818,813)   (33,245,529)    (27,770,724)     (56,376,586)
Decrease in restricted cash                                1,364,164     23,435,213      16,635,663       35,097,143
Decrease in short-term investments                                 -              -               -       30,277,280
--------------------------------------------------------------------------------------------------------------------
                                                          (5,454,649)    (9,810,316)    (11,135,061)       8,997,837
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares for cash                         4,570,224      3,004,510      37,354,469        5,685,214
Issuance of warrants for cash                                      -              -       2,091,388                -
Debt repayments                                             (196,989)             -      (2,584,398)      (2,200,000)
Deferred financing fees                                      (39,839)             -         (77,478)               -
--------------------------------------------------------------------------------------------------------------------
                                                           4,333,396      3,004,510      36,783,981        3,485,214
--------------------------------------------------------------------------------------------------------------------


(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                               (9,594,444)    (7,766,647)      5,812,368         (999,914)
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD                                       19,476,831     12,533,475       4,070,019        5,766,742
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
END OF PERIOD                                           $  9,882,387    $ 4,766,828     $ 9,882,387      $ 4,766,828
--------------------------------------------------------------------------------------------------------------------

Supplemental disclosure with respect to cash flows (Note 9)

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                       Page 3 of 25


CRYSTALLEX INTERNATIONAL CORPORATION

Consolidated Statements of Shareholders' Equity
(Expressed in United States dollars)
----------------------------------------------------------------------------------------------------

                                              Number of
                                                 Common                   Number of     Contributed
                                                 Shares       Amount       Warrants       Surplus
----------------------------------------------------------------------------------------------------
Balance at December 31, 2004                189,836,735   $ 306,031,783   13,008,235    $31,824,328

Shares issued: Unit offering $                  200,000         466,549      450,000        272,926
     Exercise of options                        775,000       1,196,957            -       (143,934)
     Issuance of shares under
       equity drawn down facility            12,273,236      17,394,493            -              -
     Acquisition of non-controlling
       interest                               1,467,136       3,000,000            -              -
     Conversion of warrants                   3,418,500       8,210,355   (3,418,500)    (3,129,998)
     Directors' fees                             65,186         190,000            -              -
     Share exchange - El Callao                     523           1,487            -              -

Exchangeable debt                                     -               -            -              -

Options issued to employees                           -               -            -      3,665,894

Warrants expired during the year                      -               -   (1,042,008)             -

Net loss for the year                                 -               -            -              -
----------------------------------------------------------------------------------------------------
Balance at December 31, 2005                208,036,316   $ 336,491,624    8,997,727   $ 32,489,216

Shares issued (Unaudited):
     Unit offering                           10,799,000      28,233,742   12,250,000      2,091,388
     Exercise of options                      1,473,550       5,132,566            -     (1,836,637)
     Issuance of shares under
       equity draw down facility              1,661,130       4,317,661            -              -
     Settlement of promissory note              307,213         900,000            -              -
     Settlement of bank loan                  3,765,841       7,641,266            -              -
     Conversion of warrants                     548,050       2,724,409     (548,050)    (1,217,272)
     Share exchange - El Callao                      91             259            -              -

Options issued to employees (unaudited)               -               -            -      1,575,525

Net loss for the period (unaudited)                   -               -            -              -
----------------------------------------------------------------------------------------------------
Balance at June 30, 2006 (unaudited)        226,591,191   $ 385,441,527   20,699,677   $ 33,102,220
=====================================================================================================

[table continued]

Consolidated Statements of Shareholders' Equity
(Expressed in United States dollars)
---------------------------------------------------------------------------------------------------------
                                          Equity component
                                                 of         Cumulative
                                            Exchangeable    Translation
                                              Bank Loan      Adjustment      Deficit           Total
---------------------------------------------------------------------------------------------------------
Balance at December 31, 2004                  $        -   $ 11,958,981   $(206,260,777)    $143,554,315

Shares issued: Unit offering $                         -              -               -     $    739,475
     Exercise of options                               -              -               -     $  1,053,023
     Issuance of shares under
       equity drawn down facility                      -              -               -     $ 17,394,493
     Acquisition of non-controlling
       interest                                        -              -               -     $  3,000,000
     Conversion of warrants                            -              -               -     $  5,080,357
     Directors' fees                                   -              -               -     $   190,000
     Share exchange - El Callao                        -              -               -     $     1,487

Exchangeable debt                              2,564,366              -               -     $  2,564,366

Options issued to employees                            -              -               -     $  3,665,894

Warrants expired during the year                       -              -               -     $          -

Net loss for the year                                  -              -     (45,206,916)    $(45,206,916)
-----------------------------------------------------------------------------------------------------------
Balance at December 31, 2005                 $  2,564,366   $11,958,981   $(251,467,693)    $132,036,494

Shares issued (Unaudited):
     Unit offering                                      -             -               -     $ 30,325,130
     Exercise of options                                -             -               -     $  3,295,929
     Issuance of shares under
       equity draw down facility                        -             -               -     $  4,317,661
     Settlement of promissory note                      -             -               -     $    900,000
     Settlement of bank loan                   (2,564,366)            -               -     $  5,076,900
     Conversion of warrants                             -             -                     $  1,507,137
     Share exchange - El Callao                         -             -               -     $        259

Options issued to employees (unaudited)                 -             -               -     $  1,575,525

Net loss for the period (unaudited)                     -             -     (15,251,979)    $(15,251,979)
-----------------------------------------------------------------------------------------------------------
Balance at June 30, 2006 (unaudited)        $           -   $11,958,981   $(266,719,672)    $163,783,056
===========================================================================================================


The accompanying notes are an integral part of the consolidated financial statements.



                                                                   Page 4 of 25

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


1.     NATURE OF OPERATIONS AND CONTINUATION OF BUSINESS

       Crystallex International Corporation ("Crystallex" or the "Company") is engaged in the production of gold and related activities including exploration, development, mining and processing in Venezuela. As reflected in these financial statements, the Company has not generated sustainable operating capital from its business activities and has relied on debt, equity and other forms of financing to meet its obligations. Management is of the opinion that additional financing is available to continue its planned activities in the normal course upon completion of the permitting process (refer below); however, while the Company has been successful in the past, there can be no assurance it will be able to raise sufficient funds in the future.

       The Company's principal asset is the Las Cristinas project, currently under development in Venezuela. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit to Impact Natural Resources ("the Permit") which will allow management to proceed to put in place financing to fund construction. These financial statements have been prepared on a going concern basis which assumes that the Company will be successful in obtaining the Permit and will be able to obtain the necessary financing to complete the Las Cristinas project through project debt, other forms of public market debt, or equity financing; thereby fulfilling its commitment under its Mine Operating Agreement. The Company continues to believe that it will be successful in obtaining the Permit and any other government approvals that are necessary to complete the mine development and commence commercial production, since it has received official notice from the Venezuelan Ministry of Basic Industries and Mining ("MIBAM") advising that MIBAM has formally approved the technical, economic and financial Feasibility Study for the Las Cristinas project. This approval represents the final external input required by the Ministry of the Environment and Natural Resources ("MARN") to complete the permitting process.

       The carrying value of the Las Cristinas assets could be subject to material adjustment in the event that this permit or any other permits are not received, or that financing efforts are not successful, and, in addition, other adjustments to amounts and classification of assets and liabilities may be necessary to these consolidated financial statements should such circumstances impair the Company's ability, in future, to continue as a going concern as contemplated under accounting principles generally accepted in Canada.

2.     SIGNIFICANT ACCOUNT POLICIES - BASIS OF PRESENTATION

       The unaudited interim period consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the most recent audited annual consolidated financial statements and the accompanying notes thereto. The preparation of these consolidated financial statements is based on the accounting policies and practices consistent with those used in the preparation of the Company's annual consolidated financial statements as at December 31, 2005 and for the year then ended.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================

3.     RESTRICTED CASH AND CASH EQUIVALENTS

       As at June 30, 2006 the Company had $4,687,500 of restricted cash and cash equivalents (December 31, 2005 - $21,323,163). This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and interest expense on Notes payable. The current portion relates to the cash commitments necessary to meet interest payments on the Notes payable due on July 15, 2006.

4.     PRODUCTION INVENTORIES

                                                June  30,         December 31,
                                                   2006                  2005
                                            --------------      ---------------
       Gold in dore                            $2,274,211            $ 406,435
       Gold in process                            702,112              732,074
       Stockpiled ore                             177,607               28,484
       Consumables and spare parts              3,230,879            1,399,828
       -------------------------------------------------------------------------
                                               $6,384,809           $2,566,821
       =========================================================================

5.     PROPERTY, PLANT AND EQUIPMENT

       The components of property, plant and equipment are as follows:

                                                 June 30, 2006
                                ------------------------------------------------
                                                  Accumulated
                                                 Amortization
                                                      and            Net Book
                                  Cost             Depletion          Value
                                -------------- ---------------  ----------------

       Plant and equipment       $118,194,315      $ 8,508,306    $109,686,009
       Mineral properties         135,226,727        7,896,974     127,329,753
       Deferred exploration and
       development expenditures     3,658,007        3,395,344         262,663
       ------------------------------------------------------------------------
                                 $257,079,049      $19,800,624    $237,278,425
       ========================================================================



                                               December 31, 2005
                                 -----------------------------------------------
                                                   Accumulated
                                                  Amortization
                                                       and           Net Book
                                     Cost           Depletion         Value
                                 ---------------  ---------------  -------------

       Plant and equipment         $ 99,939,283     $ 7,783,659     $ 92,155,624
       Mineral properties           130,177,569       7,877,218      122,300,351
       Deferred exploration and
       development expenditures       3,658,007       2,853,939          804,068
       -------------------------------------------------------------------------
                                   $233,774,859     $18,514,816     $215,260,043
       =========================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================

5.     PROPERTY, PLANT AND EQUIPMENT (continued)

       The net book values of property, plant and equipment by location are as follows:

                         ------------------------------------------------------------------
                                                   June 30, 2006
                         ------------------------------------------------------------------
                                                               Deferred
                                                        exploration and
                          Plant and            Mineral      development
                          Equipment         properties     expenditures             Total
                         ------------------------------------------------------------------
       Las Cristinas     $ 109,185,581   $ 127,320,151      $      -       $ 236,505,732
       Tomi Concession               -           9,602       262,663             272,265
       Revemin mill            287,068               -             -             287,068
       Corporate               213,360               -             -             213,360
       ------------------------------------------------------------------------------------
       Total             $ 109,686,009   $ 127,329,753      $262,663       $ 237,278,425
       ====================================================================================


                         ------------------------------------------------------------------
                                                  December 31, 2005
                         ------------------------------------------------------------------
                                                               Deferred
                                                        exploration and
                          Plant and            Mineral      development
                          Equipment         properties     expenditures             Total
                         ------------------------------------------------------------------
       Las Cristinas       $  90,930,549    $ 122,270,993     $       -   $  213,201,542
       Tomi Concession                 -           29,358       804,068         833,426
       Revemin mill              957,455                -             -         957,455
       Corporate                 267,620                -             -         267,620
       ------------------------------------------------------------------------------------
      Total                $  92,155,624    $ 122,300,351     $ 804,068   $  215,260,043
       ====================================================================================


      Deferred exploration and development expenditures are not re-classified as costs of mineral properties once production has commenced.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


6.     DEBT


                                             June 30,       December 31,
                                                 2006               2005
                                         ------------      -------------


       Bank Loan                         $  5,629,621      $ 12,840,234
       Exchangeable promissory note         2,700,000         3,600,000
       Notes payable                       81,577,410        80,497,698
       ------------------------------------------------------------------------------------
                                           89,907,031        96,937,932
       Less: Current portion of debt       (3,197,158)       (2,442,350)
       ------------------------------------------------------------------------------------
                                         $ 86,709,873      $ 94,495,582
       ------------------------------------------------------------------------------------






       Bank loan

       Pursuant to its term loan facility and credit agreement with Standard Bank Plc ("SB"), the Company is required to make additional principal repayments upon the issuance of equity or convertible or exchangeable debt securities other than issuances pursuant to existing credit arrangements. Accordingly, upon completion of the private placement unit offering in February 2006 (Note 8), the Company repaid $2,123,800 of principal due to SB.

       In May 2006, SB elected to convert into common shares $7,500,000 principal amount of the loan in accordance with the terms of the credit agreement. As a result of the conversion, Crystallex issued 3,765,841 common shares to SB as settlement of the $7,500,000 face value amount of the loan as well accrued interest, accretion and deferred financing fees at a total book value of $7,641,266.


       Exchangeable Promissory Note

       On December 31, 2005, the Company, through ECM (Venco) Ltd, ("ECM"), an indirect wholly-owned subsidiary, issued to Corporacion Vengroup, S.A. ("Vengroup") a $3,600,000 exchangeable promissory note of ECM.

       Under the terms of the exchangeable promissory note, either party may elect to have the instalment payment satisfied by the delivery of Crystallex common shares. The number of shares to be delivered to Vengroup is based on the weighted average trading price of the Crystallex common shares on the TSX during the five trading days immediately preceding delivery of an exchange notice.

       In March 2006 Vengroup exercised its right to exchange the June 29, 2006 principal instalment payment of $900,000 for common shares of Crystallex. The Company issued 307,213 common shares as settlement of this principal instalment payment.

       Where the Company satisfies its obligations to make instalment payments on the due date by delivery of Crystallex common shares, the Company has agreed with Vengroup that Vengroup will dispose of these shares in an orderly fashion. The Company has agreed to indemnify Vengroup for any net cumulative loss, based on the issue price, on the sale of these shares for a six month period, up to the next instalment payment due date. As at June 30, 2006 the Company had not delivered to Vengroup any common shares under this arrangement.

       Interest accretion

       Interest accretion on the Notes payable and bank loan of $1,651,800 was expensed during the six month period ended June 30, 2006 (June 30, 2005
       - $860,921) as a component of interest expense.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================

7.     ASSET RETIREMENT OBLIGATIONS

       The key assumptions on which the fair value of the asset retirement obligations are based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used discount rates of 15% to 25%. As of June 30, 2006, undiscounted cash outflows approximating $2.3 million are expected to occur over a five year period.

       In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

       The following table explains the change in the asset retirement obligations:

                                                       June 30,    December 31,
As at                                                      2006            2005
--------------------------------------------------------------------------------
Asset retirement obligations, beginning of period   $ 1,520,738      $2,301,181
        Liabilities settled                                   -         (30,000)
        Accretion expense                               144,188         345,460
        Revisions in estimated cash flows                     -      (1,095,903)
--------------------------------------------------------------------------------
                                                    $ 1,664,926      $1,520,738

Less : current portion                                (541,078)        (126,092)
===============================================================================
Asset retirement obligations, end of period         $ 1,123,848      $1,394,646
===============================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


8.     SHARE CAPITAL

                                                                  June 30,      December 31,
                                                                     2006              2005
 ----------------------------------------------------------------------------------------------
Authorized
        Unlimited common shares, without par value
        Unlimited Class "A" preference shares, no par value
        Unlimited Class "B" preference shares, no par value
Issued
         226,591,191 Common Shares (2005 - 208,036,316)         $385,441,527    $ 336,491,624
-----------------------------------------------------------------------------------------------

       Warrants

       As at June 30, 2006 common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

                                                                     Weighted
                                                                      Average
                                                                    Remaining
                                              Number              Contractual
       Exercise Price                      of Shares             Life (Years)
       -----------------------------------------------------------------------

       $1.75                                 500,000                     0.77
       $2.71 (Cdn $3.19)                     450,000                     0.21
       $2.75                               7,499,677                     0.20
       $4.25                              12,250,000 *                   1.67
       -----------------------------------------------------------------------
                                          20,699,677
       ========================================================================

       * These warrants become exercisable commencing on a date which is 45 days following the receipt of the permit

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


8.     SHARE CAPITAL (continued)

       A summary of common share purchase warrants outstanding as at June 30 and changes during each of the six month periods then ended is as follows:

                         Six month period                Six month period
                        ended June 30, 2006            ended June 30, 2005
                     ----------------------------  -----------------------------
                                        Weighted                      Weighted
                                       Average                        Average
                      Number of         exercise      Number of       exercise
                       shares           price          shares          price
--------------------------------------------------------------------------------

Balance-December 31      8,997,727          2.71       13,008,235        2.47

Granted                 12,250,000          4.25                -           -

Exercised                 (548,050)        (2.75)      (3,418,500)       (1.82)
--------------------------------------------------------------------------------
Balance - June 30       20,699,677          3.32        9,589,735        2.70
--------------------------------------------------------------------------------


       Stock options

       The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company's stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

       The company determines the fair value of the employee stock options using the Black Scholes option pricing model. In determining the fair value of these employee stock options used the following assumptions: risk free interest rate of 4%; weighted average expected life of the options of 4 years; and expected volatility of 121%.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================

8.     SHARE CAPITAL (continued)

       As at June 30, 2006 stock options were outstanding enabling the holders to acquire common shares as follows

                                           Outstanding Options
                            ---------------------------------------------------
                                                     Weighted
                                                      Average          Weighted
                                                    Remaining           Average
Range of                            Number        Contractual          Exercise
Exercise Price - Cdn. $          of Shares       Life (Years)      Price - Cdn$
-------------------------------------------------------------------------------

$1.00 to $1.50                   1,352,500
                                                         1.57              1.29
$1.75 to $2.60                   4,003,844
                                                         5.61              2.22
$2.65 to $3.60                   3,843,500
                                                         6.14              3.09
$4.00 to $4.65                   1,338,591
                                                         5.33              4.28
-------------------------------------------------------------------------------
                                10,538,435
===============================================================================

       A summary of the status of the stock option plan as at June 30, and changes during each of the six month periods then ended is as follows:

                            Six month period                Six month period
                           ended June 30, 2006            ended June 30, 2005
                       -----------------------------   -------------------------

                                        Weighted                       Weighted
                                         Average                        Average
                          Number of     exercise       Number of       Exercise
                             shares     Price- Cdn$       Shares    Price- Cdn$
--------------------------------------------------------------------------------

Balance -December 31     11,327,394         2.63       10,950,250         2.46
Granted                     699,500         3.29          585,000         4.55
Exercised                (1,473,550)       (2.56)        (536,000)       (1.42)
Cancelled                   (14,909)       (2.75)
                                                                -            -
--------------------------------------------------------------------------------
Balance - June 30        10,538,435         2.68       10,999,250         2.62
===============================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


8.      SHARE CAPITAL (continued)

        Financing Transactions

        Fiscal 2006 Activities

        During January 2006, the Company issued 1,661,130 common shares for net proceeds of $4,317,661 under the terms of its equity draw down facility.

        During February 2006, the Company completed a private placement of 10,799,000 units. Each unit was comprised of one common share and
        1.1344 common share purchase warrants. Each whole warrant entitles the holder to purchase one common share at a price of US$4.25. The warrants are non-transferable and are exercisable for an 18 month period commencing 45 days following receipt of the Permit for the Company's Las Cristinas project in Venezuela. Certain events, including change in control of the Company or in the Company's interest in the Las Cristinas project, make the warrants immediately exercisable. The net proceeds received by the Company, after considering issuance costs of $991,972, was $30,325,130. The issuance costs were allocated proportionately to the amounts recorded as share capital of $28,233,742 and contributed surplus of $2,091,388.

        During March 2006, under the terms of the exchangeable promissory notes between Vengroup and ECM (Note 6), the Company issued 307,213 common shares to Vengroup as payment of $900,000 due to Vengroup on June 29, 2006.

        During May 2006, upon SB exercise of its exchange rights, the Company issued 3,765,841 common shares to SB as settlement of the $7.5 million exchangeable portion of the bank loan (Note 6)

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


9.       SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

                                                     June 30,        December 31
                                                        2006               2005
                                              ---------------   ----------------

Cash and Cash equivalents comprises:
  Cash                                         $   9,882,387      $   3,870,573
  Cash equivalents                                         -            199,446
--------------------------------------------------------------------------------
                                               $   9,882,387      $   4,070,019
================================================================================


                                                        2006              2005
                                              ---------------   ---------------
Cash paid during the six months ended
        June 30 for interest                    $  5,126,905      $     57,764

===============================================================================


   Investment in property, plant and equipment for the six months ended June 30

                                                                     2006                     2005
                                                            ----------------    ---------------------
Net book value of property, plant and equipment
    January 1                                                 $215,260,043             $117,329,337
Net book value of property, plant and equipment
    June 30                                                    237,278,425              172,275,546
----------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment (after
  amortization and depletion) during the six month
  periods ended June 30                                         22,018,382               54,946,209
 Amortization and depletion expenses
      for six month periods ended June 30                        1,285,808                1,701,679
----------------------------------------------------------------------------------------------------
Net additions to property , plant and equipment
  during the six month periods ended June 30                    23,304,190               56,647,888
Reduction  (increase)  to accruals related to
   property ,plant and equipment acquisitions of
   prior periods                                                 4,466,534                (271,302)
----------------------------------------------------------------------------------------------------
Cash investment in property,plant and equipment
  during the six month periods ended June 30                  $ 27,770,724             $ 56,376,586
====================================================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


9.     SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS  (continued)

       Issuance of common shares for the six months ended June 30


                                                                    2006                 2005
                                                            ----------------    -----------------
Cash received on :
   Unit offering                                                 $ 28,233,742             $     -
   Conversion of warrants                                           1,507,137           5,080,357
   Issuance of shares under equity draw down facility               4,317,661                   -
   Exercise of options                                              3,295,929             604,857
--------------------------------------------------------------------------------------------------
Issuance of common shares for cash during for the
  six months ended June 30                                       $ 37,354,469         $ 5,685,214
====================================================================================================


       Debt repayment for the six months ended June 30

                                                                    2006                 2005
                                                            ----------------    -----------------
Debt repayment comprises:
Principal instalment repayments                               $   460,598             $ 2,200,000
Additional repayment required upon
  issuance of equity securities                                 2,123,800                       -
--------------------------------------------------------------------------------------------------
                                                              $ 2,584,398             $ 2,200,000
====================================================================================================



       Directors' fees for the six months ended June 30

                                                                    2006                 2005
                                                            ----------------    -----------------

Issuance of Common Shares for directors'
  fees - Nil ( 2005 - 35,650)                                  $       -              $  130,000
====================================================================================================

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


10.    SEGMENTED INFORMATION

       Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mining sector. Due to geographic and political diversity, the Company's mining operations are decentralized, whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company's operations are therefore segmented on a district basis. The Company's only product is gold, produced from mines located in Venezuela.


       The segments' accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain/loss and other items are not allocated to the individual operating segments when determining profit or loss, but rather are attributed to the corporate office.

       Geographic information:

       Substantially all revenues generated and capital assets held by the Company are in Venezuela, except for long-lead time capital assets required for the development of Las Cristinas, which are located temporarily in Houston, Texas and Antwerp, Belgium.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================

10.    SEGMENTED INFORMATION (continued)


                                                     Tomi/                              Las             Intersegment
                                  Corporate          Revemin         La Victoria        Christinas      Eliminations       Total
                                  ---------          -------         -----------        ----------      ------------       -----

Three Months ended - June 30, 2006
Mining revenue                   $           -    $   5,222,040      $    298,059    $            -    $          -   $   5,520,099
Mining revenue-intersegment      $           -    $     465,621      $          -    $            -    $   (465,621)  $           -
Operating costs                  $           -    $  (4,095,018)     $   (135,474)   $            -    $          -   $  (4,230,492)
Operating costs-intersegment     $           -    $           -      $   (465,621)   $            -    $    465,621   $           -
Interest and other income        $     329,466    $           -      $          -    $            -    $          -   $     329,466
Interest expense                 $  (2,921,710)   $    (258,966)     $          -    $            -    $          -   $  (3,180,676)
Depletion and amortization       $    (185,150)   $    (679,842)     $          -    $            -    $          -   $    (864,992)
Segment profit (loss)            $  (8,646,462)   $     653,837      $   (303,036)   $            -    $          -   $  (8,295,661)
Segment assets                   $  15,556,027    $  10,256,917      $    139,324    $  241,095,615    $          -   $ 267,047,883
Capital expenditures             $           -    $           -      $          -    $    6,818,813    $          -   $   6,818,813
------------------------------------------------------------------------------------------------------------------------------------
Three Months ended-June 30, 2005
Mining revenue                   $           -    $   5,955,580      $    345,054    $            -    $          -       6,300,634
Mining revenue-intersegment      $           -    $     640,485      $          -    $            -    $   (640,485)              -
Operating costs                  $           -    $  (6,498,427)     $    (62,450)   $            -    $          -      (6,560,877)
Operating costs-intersegment     $           -    $           -      $   (640,485)   $            -    $    640,485               -
Interest and other income        $     572,644    $           -      $          -    $            -    $          -         572,644
Interest expense                 $  (2,766,540)   $     (53,858)     $          -    $            -    $          -      (2,820,398)
Depletion and amortization       $    (161,249)   $    (335,897)     $          -    $            -    $          -        (497,146)
Segment loss                     $  (7,457,118)   $    (480,450)     $   (357,881)   $            -    $          -      (8,295,449)
Segment assets                   $  71,455,277    $   9,730,646      $    119,962    $  168,919,458    $          -     250,225,343
Capital expenditures             $      33,601    $           -      $          -    $   33,211,928    $          -      33,245,529
------------------------------------------------------------------------------------------------------------------------------------
Six Months ended-June 30,2006
Mining revenue                   $           -    $  11,918,283      $    680,325    $            -    $          -   $  12,598,608
Mining Revenue-intersegment      $           -    $   1,187,982      $          -    $            -    $ (1,187,982)  $           -
Operating costs                  $           -    $ (10,412,709)     $   (141,786)   $            -    $          -   $ (10,554,495)
Operating costs-intersegment     $           -    $           -      $ (1,187,982)   $            -    $  1,187,982   $           -
Interest and otherincome         $     662,478    $           -      $          -    $            -    $          -   $     662,478
Interest expense                 $  (6,342,458)   $    (369,114)     $          -    $            -    $          -   $  (6,711,572)
Depletion and amortization       $    (367,969)   $  (1,375,736)     $          -    $            -    $          -   $  (1,743,705)
Segment (loss) profit            $ (15,551,244)   $     948,708      $   (649,443)   $            -    $          -   $ (15,251,979)
Segment assets                   $  15,556,027    $  10,256,917      $    139,324    $  241,095,615    $          -   $ 267,047,883
Capital expenditures             $           -    $           -      $          -    $   27,770,724    $          -   $  27,770,724
------------------------------------------------------------------------------------------------------------------------------------
Six Months ended-June 30, 2005
Mining revenue                   $           -    $  10,750,516      $    595,965    $            -    $          -   $  11,346,481
Mining Revenue-intersegment      $           -    $   1,318,421      $          -    $            -    $ (1,318,421)  $           -
Operating costs                  $           -    $ (11,756,607)     $    (74,908)   $            -    $          -   $ (11,831,515)
Operating costs-intersegment     $           -    $           -      $ (1,318,421)   $            -    $  1,318,421   $           -
Interest and other income        $   1,196,459    $           -      $          -    $            -    $          -   $   1,196,459
Interest expense                 $  (5,472,918)   $    (111,622)     $          -    $            -    $          -   $  (5,584,540)
Depletion and amortization       $    (318,903)   $  (1,380,771)     $     (2,005)   $            -    $          -   $  (1,701,679)
Segment loss                     $ (13,739,659)   $  (1,745,476)     $   (799,369)   $            -    $          -   $ (16,284,504)
Segment assets                   $  71,455,277    $   9,730,646      $    119,962    $  168,919,458    $          -   $ 250,225,343
Capital expenditures             $      52,761    $     855,965      $          -    $   55,467,860    $          -   $  56,376,586


Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


11.    COMMITMENTS AND CONTINGENCIES

       Significant changes in commitments and contingencies since those reported in the Company's annual consolidated financial statements as at December 31, 2005 are as follows:

       The Company has made certain commitments to date approximating $186 million (December 31, 2005 - $179 million), of which approximately $108 million (December 31, 2005 - $89 million) has been paid, and will be required to make additional commitments approximating $114 million, in order to complete construction of the Las Cristinas project.

       On May 23, 2006 the Company and certain directors and officers were served with a Statement of Claim by an individual alleging misrepresentation, conspiracy and breach of contract, and claiming damages of Cdn$ 1,750,000. The Company is in the process of preparing its Statement of Defense and believes that there is little likelihood of any liability. However, as the outcome of this matter cannot be determined at this time, the Company has made no provision for this contingency as at June 30, 2006.


12.    SUBSEQUENT EVENTS

       On June 29, 2006 the Company announced that it had agreed to amend the terms of 2,197,727 unlisted common share purchase warrants (the "Warrants") effective in July 2006, held by a non related party in the United States. Each Warrant entitled the holder to acquire one common share in the capital of the Company at an exercise price of $2.75 per share until September 15, 2006. On July 19, 2006 the Company received $6.04 million from the early exercise of those warrants. Pursuant to the terms of the amendment to the Warrants and their subsequent exercise, the Company issued approximately 0.398 new common share purchase warrants (the "New Warrants") in exchange for each Warrant exercised, for an aggregate of 875,000 New Warrants. Each New Warrant issued entitles the holder to acquire one common share in the capital of the Company at an exercise price of $4.00 per share until July 14, 2008.

       In July 2006, Vengroup notified the Company that it was exercising its right to exchange the December 29, 2006 principal instalment payment of $900,000 for common shares of the Company. The Company issued 304,087 common shares as settlement of this principal instalment payment.

       On July 27, 2006 the Company entered into an agreement with an underwriter, pursuant to which the underwriter agreed to purchase 10,125,000 million Units of Crystallex at a price of Cdn$32.4 million. Each Unit will entitle the holder to acquire one common share purchase warrant, without payment of additional consideration. Each whole share purchase warrant will entitle the holder to purchase one common share at a price of Cdn$4.25 for a period of 18 months following the closing date of the offering. The Company plans to use the net proceeds from the financing to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes. The offering closed on August 11th, 2006.

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13.     DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY
        ACCEPTED ACCOUNTING PRINCIPLES

        The Company prepares its unaudited interim period consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ from those principles that the Company would have followed had its unaudited interim period consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The following adjustments and/or additional disclosures would be required in order to present the financial statements in accordance with U.S. GAAP and in accordance with practices prescribed by the United States Securities and Exchange Commission and are consistent with the basis of presentation as outlined in the U.S. GAAP reconciliation note of the Company's audited consolidated financial statements for the year ended December 31, 2005, which should be read in conjunction herewith.

        Balance Sheets

        The impact of differences between Canadian GAAP and U.S. GAAP on the combined balance sheets as follows:




June 30, 2006
                                        Canadian                                          U.S.
                                          GAAP                Adjustments                 GAAP
                                    ------------------     -------------------     --------------------
Current assets                    $        26,889,829    $                 -     $          26,889,829
Property, plant and equipment             237,278,425            (75,753,821)  (a)         161,524,604
Deferred financing fees                     2,879,629                      -                 2,879,629
                                    ------------------     -------------------     --------------------
                                  $       267,047,883    $       (75,753,821)    $         191,294,062
                                    ------------------     -------------------     --------------------

Current liabilities               $        15,431,106    $                 -     $          15,431,106
Asset retirement obligations                1,123,848                      -                 1,123,848
Debt                                       86,709,873                      -                86,709,873
Commodity contract obligations                                             -                         -
Shareholders' equity                      163,783,056            (75,753,821)               88,029,235
                                    ------------------     -------------------     --------------------
                                  $       267,047,883    $       (75,753,821)    $         191,294,062
                                    ------------------     -------------------     --------------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)




December 31, 2005
                                         Canadian                                 U.S.
                                           GAAP            Adjustments            GAAP
                                      --------------     --------------     --------------
Current                             $    20,061,580    $             -    $    20,061,580
Restricted cash                          12,081,312                  -         12,081,312
Property, plant and                     215,260,043        (75,725,819)  (a)  139,534,224
Deferred financing fees                   3,237,263                  -          3,237,263
                                      --------------     --------------     --------------
                                    $                  $                  $
                                        250,640,198        (75,725,819)       174,914,379
                                      --------------     --------------     --------------
Current liabilities                 $    22,713,476    $             -    $    22,713,476
Asset retirement obligations              1,394,646                  -          1,394,646
Long-term debt                           94,495,582          2,564,366         97,059,948
Shareholders' equity                    132,036,494        (78,290,185)        53,746,309
                                      --------------     --------------     --------------
                                    $   250,640,198    $   (75,725,819)   $   174,914,379
                                      --------------     --------------     --------------



        Statement of Operations

        The impact of the above differences between Canadian GAAP and U.S. GAAP on the loss for the period is as follows:

                                              Six Months Ended  Six Months Ended
                                              June 30, 2006       June 30, 2005
                                              ---------------    --------------

Net loss for the period per Canadian GAAP   $   (15,251,979)   $  (16,284,504)
Adjustments to mineral properties                   (28,002)  (a)    (130,749)
Changes in fair value of exchangeable
   portion of bank loan                          (8,638,661)  (b)           -
Accretion of interest                               (54,064)  (b)           -
Unamortized deferred financing costs on
  exchangeable portion of bank loan                (121,405)  (b)           -
                                              ---------------    --------------
Net loss for the period per U.S. GAAP       $   (24,094,111)   $  (16,415,253)
                                              ---------------    --------------

Net loss per share - basic and diluted      $         (0.11)   $        (0.09)
                                              ---------------    --------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACEPTED ACCOUNTING PRINCIPLES (continued)

        Statement of Operations Presentation
        For U.S. GAAP purposes, the measures "Loss before other items", "Commodity contract gain (loss)" and "Stock based compensation expense" are not recognized terms and would therefore not be presented. In addition, the "Operating loss" measure included within the Canadian GAAP statements of operations is not comparable to "Operating loss" per U.S. GAAP. The following table reconciles "Loss for the period" per U.S. GAAP to "Loss from operations" for U.S. GAAP.


                                                   Six Months         Six Months
                                                        Ended              Ended
                                                     June 30,           June 30,
                                                         2006               2005
                                                 -------------    --------------

Net loss for the period per U.S. GAAP          $ (24,094,112)   $   (16,415,253)
                                                 -------------    --------------

Non-operating loss components per Canadian GAAP:
   Interest on long-term debt                     (6,711,572)        (5,584,540)
   Commodity contract gain loss                            -         (1,097,412)
   Foreign exchange loss                             (19,884)        (1,317,892)
   Interest and other income                         662,478          1,196,459
U.S. GAAP reconciling items:
   Changes in fair value of exchangeable
    portion of bank loan                           8,638,661                  -
    Accretion of interest                             54,064                  -
   Unamortized deferred financing costs on
    exchangeable portion of bank loan                121,405                  -
                                                 -------------    --------------
Non-operating  loss per U.S. GAAP              $   2,745,152    $    (6,803,385)
                                                 -------------    --------------
Loss from operations per U.S. GAAP             $ (26,839,264)   $    (9,611,868)
                                                 -------------    --------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Statements of Cash Flow

        The impact of the above differences between Canadian GAAP and U.S. GAAP on the combined statement of cash flows for the period would be as follows:



                                                              Six Months          Six Months
                                                                   Ended               Ended
                                                                June 30,            June 30,
                                                                    2006                2005
                                                          ---------------     ---------------
Cash flows used in  operating activities,
   Canadian GAAP                                        $   (19,836,552)    $   (13,482,965)
Adjustments to mineral properties                               (28,002)           (130,749)
                                                          ---------------     ---------------
Cash flows used in operating activities,
   U.S. GAAP                                                (19,864,554)        (13,613,714)
                                                          ---------------     ---------------
Cash flows provided by (used in) investing activities,
   Canadian GAAP                                            (11,135,061)           8,997,837
Adjustments to mineral properties                                28,002             130,749
                                                          ---------------     ---------------
Cash flows provided by (used in) investing activities,
    U.S. GAAP                                               (11,107,059)          9,128,586
                                                          ---------------     ---------------
Cash flows provided by financing activities,
   Canadian and U.S. GAAP                                    36,783,981           3,485,214
                                                          ---------------     ---------------
Net (decrease) increase in cash and cash equivalents
    during the period                                         5,812,368            (999,914)
Cash and cash equivalents, beginning of period                4,070,019           5,766,742
                                                          ---------------     ---------------
Cash and cash equivalents, end of period                $     9,882,387     $     4,766,828
                                                          ---------------     ---------------


Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(a)     Mineral Properties and Exploration and Development Costs
        Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

        As detailed in the Company's annual audited financial statements, under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs. Costs incurred to access ore bodies identified in the current mining plan after production has commenced are considered production costs and are expensed as incurred. Costs incurred to extend production beyond those areas identified in the mining plan where additional reserves have been established are deferred as development costs until the incremental reserves are produced. Capitalized costs are amortized using the unit-of-production method over the estimated life of the ore body based on proven and probable reserves.

        Under Canadian GAAP, travel costs directly related to the acquisition and development of mineral properties are capitalized as a part of the underlying asset. Under U.S. GAAP, included in the mineral property adjustments for the six months ended June 30, 2005 and the year ended December 31, 2005, are expenses of $28,002 (June 30, 2005- $130,749)
        and $235,900 respectively, related thereto.

        Property, Plant and Equipment


                                                      June 30,      December 31,
                                                          2006             2005
                                                   ------------    -------------
Net book value under Canadian GAAP               $ 163,783,056   $  215,260,043
Adjustments to Las Cristinas Capitalized costs     (75,753,821)     (75,725,819)
                                                   ------------    -------------
Net book value under U.S. GAAP                   $  88,029,235   $  139,534,224
                                                   ------------    -------------

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued

(b)      Bank Loan-Exchangeable Portion

         In accordance with Canadian GAAP, upon the issuance on December 23, 2005 of the exchangeable portion of the bank loan, the exchangeable portion was bifurcated between its liability and equity components. The liability portion of the debt was measured by determining the carrying amount of the notes by discounting the stream of future payments of principal and interest at the prevailing market rate for a similar liability that does not have an associated equity component.

         Under US GAAP, on issuance, the conversion option contained in the exchangeable portion of the bank loan is considered to be an embedded derivative that is required to be bifurcated and accounted for as a free standing derivative financial liability separate from the debt instrument. The Company will be required to re-measure the fair value of the derivative financial liability at each reporting date with changes in fair value recorded in earnings. The difference between the value of the free standing derivative and the face value of the debt will be accreted over the term of the debt.

         On May 5, 2006, the holder exercised their conversion option and the full value of the debt was settled for shares.

         Accordingly, for US GAAP purposes, for the period ended June 30, 2006 an expense of $8,638,661 has been recorded with respect to the changes in fair value of the embedded derivative and additional accretion expense.

(c)     Comprehensive Income

        SFAS No. 130 "Reporting Comprehensive Income" establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements. For the Company, the only components of comprehensive loss are the net loss for the period and the cumulative translation adjustment.

        Accumulated Other Comprehensive Loss

        For U.S. GAAP the accumulated other comprehensive loss is as follows:

                                              Six Months       Six Months
                                                   Ended            Ended
                                                June 30,         June 30,
                                                    2006             2005
                                             ------------    -------------
Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss,
   beginning and end of period             $   (695,329)   $    (695,329)
                                             ============    =============

Crystallex International Corporation
Notes to the Consolidated Financial Statements
June 30, 2006
(Unaudited)
(Expressed in United States dollars)
===============================================================================


13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

        Comprehensive Loss

        For U.S. GAAP, there are no reconciling items between the comprehensive loss and the net loss for the six months ended June 30, 2006 and June 30, 2005.

                                     Six Months        Six Months
                                          Ended             Ended
                                       June 30,          June 30,
                                           2006              2005
                                 ---------------    --------------
Comprehensive Loss

Net loss for the period        $   (26,839,264)   $   (9,611,868)
                                 ===============    ==============

                                                                      DOCUMENT 3

                      CRYSTALLEX INTERNATIONAL CORPORATION

                      Management's Discussion and Analysis
                  For the Six Month Period Ended June 30, 2006 (All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis ("MD&A") of the financial condition and results of the operations of Crystallex International Corporation ("Crystallex" or the "Company") is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the three and six month periods ending June 30, 2006. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2005, the related annual MD&A included in the 2005 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in United States dollars, unless otherwise specified. This MD&A has been prepared as of August 11, 2006.

Highlights

     o Venezuelan National Assembly Resolution passed in June seeking the prompt environmental permit award for Las Cristinas.

     o The Chairman of the Mining Sub-commission in the Venezuelan National Assembly confirmed on July 31, 2006 that the draft amendments to the Mining Law will not negatively impact the Las Cristinas project contrary to prior suggestions by segments of the North American media.

     o Net loss of $8.3 million ($0.04/share) and $15.3 million ($0.07/share) for the second quarter and first six months respectively.

     o Completed an early exercise of warrants transaction in July 2006 which generated $6.04 million.

     o    Completed Cdn $32.4 million Unit financing on August 11, 2006.



Key Statistics
-------------------------------------------------------------------------- ---------------------------------
                                              Three months ended June 30,         Six months ended June 30,
                                                   2006              2005             2006             2005
-------------------------------------------------------- ----------------- ---------------- ----------------
Operating Statistics
Gold Production (ounces)                         12,793            13,252           24,560           26,041
Gold Sold (ounces)                                8,723            14,444           21,497           26,318
Per Ounce Data:
     Total Cash Cost (1)                           $485              $452             $491             $427
     Average Realized Gold Price                   $633              $436             $586             $431
     Average Spot Gold Price                       $628              $427             $591             $427

Financial Results ($ thousands)
Revenues                                         $5,520            $6,301          $12,599          $11,347
Net Loss                                       ($8,296)          ($8,295)        ($15,252)        ($16,285)
Net Income (Loss) per Basic Share               ($0.04)           ($0.04)          ($0.07)          ($0.08)
Cash Flow from Operating Activities(2)         ($8,473)            ($961)        ($19,837)        ($13,483)
-------------------------------------------------------- ----------------- ---------------- ----------------

Financial Position ($ thousands)           At June 30, 2006   At June 30, 2005
                                           ----------------   ----------------

Cash and Cash Equivalents                      $9,882            $4,767
Restricted Cash and Cash Equivalents           $4,688           $62,908
Total Debt                                    $89,907           $83,749
Shareholders' Equity                         $163,783          $135,362

Shares Outstanding - Basic (millions)           226.6             193.8
-----------------------------------------------------------------------------------------------------------

(1) Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.

(2) Cash flow after working capital changes and before capital expenditures.


Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2006 of $15.3 million, (($0.07) per share) and $8.3 million, (($0.04) per share) respectively, as compared with net losses of $16.3 million, (($0.08) per share) and $8.3 million (($0.04) per share) for the comparable periods in 2005. The losses in the first six months and second quarter of 2006 are principally attributable to the aggregate of mine operations costs, corporate general and administrative costs and interest expense. The loss for the first half of 2006 of $15.3 million was less than the $16.3 million loss in the year earlier period primarily because of increased profits from mining operations, partially offset by increased general and administrative and interest expenses.

Gold sales revenue was $12.6 million and $5.5 million for the first six months and second quarter of 2006 respectively. Second quarter 2006 revenue of $5.5 million was lower than the revenue of $6.3 million for the year earlier period as the Company recorded gold sales of 8,723 ounces in the current period as compared with sales of 14,444 ounces for the same period in 2005. Gold production was comparable for the two periods; however, a significant portion of ounces produced in the second quarter of 2006 were not sold and remained in inventory at the end of the quarter. In prior years the Company sold all of its gold production to the Central Bank of Venezuela. During June 2006 the Central Bank advised the Company that it was suspending the purchase of gold from the Company, which resulted in the increase in gold inventory at the end of June. Subsequent to the end of June 2006 the Company commenced selling gold to accredited third parties within Venezuela. The Central Bank subsequently advised the Company in August 2006 that it would immediately resume purchasing gold from the Company for an indefinite period of time. The Company is currently updating registration of its gold export license which will also allow it to export and sell gold outside of Venezuela. Pending update of the Company's gold export license, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term. The impact of lower gold sales in the second quarter of 2006 was tempered by realizing a higher average price on gold sales. The Company realized an average gold price of $633 per ounce in the second quarter of 2006 as compared with an average price of $436 per ounce for the same period in 2005. Comparing the first six months of 2006 with 2005, revenue was higher in 2006 as the impact of higher realized gold prices offset the lower volume of gold sales.

 Cash flow from operating activities was a deficit of $19.8 million for the first six months of 2006 as compared with a deficit of $13.5 million for the comparable period in 2005. The cash flow deficit incurred in the first half of 2006 was largely attributable to $7.9 million of corporate general and administrative expenses, cash interest payments of approximately $5.1 million and a $9.6 million net utilization of working capital. Cash flow from operations for the second quarter of 2006 was a deficit of $8.5 million and similarly reflects cash payments for general and administrative expenses, interest expense and a working capital utilization, which in aggregate exceeded revenue in the period.

 The Company's cash position at June 30, 2006 was $14.6 million, a decrease of $10.8 million since December 31, 2005. Capital expenditures were $27.8 million and $6.8 million in the first half and second quarter of 2006 respectively, compared with $56.4 million and $33.2 million for the comparable periods in 2005. The decrease in capital spending was due to project development delays associated with securing the environmental permit for Las Cristinas.

Project Development

Las Cristinas

In June 2006, the Permanent Commission of the National Assembly of Venezuela petitioned the Ministry of the Environment and Natural Resources ("MARN") in support of Crystallex commencing the Las Cristinas project as soon as possible.

At the end of May, the Ministry of Basic Industries and Mining ("MIBAM") submitted a draft mining law to the National Assembly. This action represented the outcome of the announcement made in September of 2005 by the Government of its intention to amend the mining law to provide it with more effective control over the nation's mineral rights in terms of targeting properties that were idle because the holder had not complied with the terms and conditions of the underlying title.

The Mining Sub-commission of the National Assembly, chaired by Deputy Jose Ramon Rivero, was mandated to manage the legislative process for the bill. Similar to what occurred in September of 2005 following the original announcement, certain segments of the North American media created a great deal of confusion and controversy following the submission of the draft mining law by misinterpreting that the draft law would have negative consequences for the Company's Las Cristinas project resulting in a negative effect on the Company's share price. The media involved suggested that one of the new exploitation models introduced into the draft law, namely the joint venture or mixed company in which the Venezuelan State would receive at least 51% stake and the private sector holder the balance, would be forced on to the Las Cristinas project either because the Las Cristinas project was viewed as being idle or because all CVG contracts were going to be forced into this new model.

At a public function held in Tumeremo, Bolivar State, Venezuela on July 31, 2006 to address the mining community represented by both small scale miners and large commercial mining representatives, Deputy Rivero unequivocally rebutted the media's misinterpretations of the draft law's general objective and its specific impact on Las Cristinas in particular. Deputy Rivero reiterated that the draft law was not aimed at active gold properties but rather at those properties that had been inactive or abandoned for the past several years. He noted that the only CVG contracts that would be terminated were those granted up to 1999 by the CVG and which should have been active. In particular, Deputy Rivero noted that the Venezuelan Government does not consider Las Cristinas to be abandoned or idle since it has remained an active project being advanced towards production. The Deputy went on to state that active mining contracts of such projects will remain in effect.

Following the March 2006 approval of the Feasibility Study for the Las Cristinas project by the Ministry of Basic Industries and Mining, the Company is pursuing the Permit to Impact Natural Resources, (the "Permit") to be granted by MARN. Crystallex has submitted an EIS and additional data and studies to MARN. MARN is continuing with its review of the project documentation as part of the normal administrative phase of the permitting process.

All major, long lead time equipment for Las Cristinas has been ordered and the majority of this equipment has been received and paid for. Equipment, with a purchase value of approximately $57.0 million, is in storage and will be shipped to Venezuela as required upon receipt of the Permit. The remaining purchasing of supplies and awarding of service contracts will be undertaken following receipt of the Permit. During the second quarter, engineering work continued on drawings and revising the construction schedule. Engineering hours have been reduced during the extended permitting phase. The delay in receiving the Permit has resulted in approximately $6.4 million in additional charges for project management.

Expenditures on Las Cristinas totalled $6.8 million during the second quarter of 2006 and $27.8 for the first six months of the year. Since the inception of the Engineering, Procurement and Construction Management, ("EPCM") contract in April 2004, Las Cristinas expenditures total $164.5 million. Of this, approximately $107.5 million is related to equipment and services under the $293 million capital budget approved in August 2005 and governed by the EPCM contract. The costs incurred outside of the EPCM contract relate to ongoing administrative costs such as site security, legal and consulting fees, ongoing camp costs, social and community development programs and environmental work. Costs in a majority of these areas are expected to continue to be significant in the future and will continue to be a use of financing proceeds in the near term, although reductions are expected after the Permit is received and construction is well advanced.

Operations Review

Production Summary



---------------------------------------------------------------------------------------------------------
                                                   Three months ended June 30,   Six months ended June 30,
Gold Production (ounces)                                 2006              2005     2006             2005
----------------------------------------------------------------------------------------------------------
     La Victoria                                        1,469            753         2,100          1,420
     Tomi Open Pits                                     4,978          7,613        10,183         16,561
     Tomi Underground                                   5,108          4,178        11,010          7,089
     Purchased Material                                 1,238            708         1,267            971
----------------------------------------------------------------------------------------------------------
Total Gold Production (ounces)                         12,793         13,252        24,560         26,041
----------------------------------------------------------------------------------------------------------
Total Ore Processed(1) (tonnes)                        92,932        118,233       192,813        228,538
Head Grade of Ore Processed (g/t)                        4.67           3.77          4.31           3.81
Total Recovery Rate (%)                                   92%            92%           92%            93%
Total Gold Recovered (ounces)                          12,793         13,252        24,560         26,041
----------------------------------------------------------------------------------------------------------
Total Cash Cost Per Ounce Sold                           $485           $452          $491           $427
----------------------------------------------------------------------------------------------------------
Mine Operating Cash Flow  ($,000)                      $1,290          ($260)       $2,044          ($485)
Capital Expenditures(2) ($,000)                           ---            ---           ---           $856
Mine Cash Flow After Capital ($000)                    $1,290          ($260)       $2,044        ($1,341)
----------------------------------------------------------------------------------------------------------
(1) Ore from Tomi, La Victoria and purchased material is processed at the Company's Revemin mill.
(2) Capital expenditures at operating mines, excludes Las Cristinas. Since the second quarter of 2005, all costs at the El Callao operations have been expensed due to the short reserve life of these mines.


Tomi


---------------------------------------------------------------------------------------------------------
                                                   Three months ended June 30,  Six months ended June 30,
100% Basis                                              2006          2005         2006           2005
--------------------------------------------------------------------------------------------------------
Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined                                      67,887        100,057       112,935       183,433
Tonnes Waste Mined                                   690,939        791,147     1,184,584     1,265,298
Tonnes Ore Processed                                  46,581         86,529       114,452       172,782
Average Grade of Ore Processed (g/t)                    3.64           2.99          3.03          3.21
Recovery Rate (%)                                        91%            92%           91%           93%
--------------------------------------------------------------------------------------------------------
Production (ounces)                                    4,978          7,613        10,183        16,561
Tomi Underground (100% Crystallex)
Tonnes Ore Mined                                      18,939         17,039        40,664        27,551
Tonnes Ore Processed                                  21,322         13,552        42,462        24,772
Average Grade of Ore Processed (g/t)                    8.05           10.2          8.67           9.4
Recovery Rate (%)                                        93%            94%           93%           95%
--------------------------------------------------------------------------------------------------------
Production (ounces)                                    5,108          4,178        11,010         7,089
--------------------------------------------------------------------------------------------------------



At the Company's operations near El Callao in Venezuela, gold production of 12,793 ounces in the second quarter of 2006 was comparable to production of 13,252 ounces during the same period in 2005. At Tomi, a decline in production from the open pit mines was offset by increased production from the Tomi underground mine, and to a lesser extent, to higher production from the La Victoria mine and gold recovered from purchased ore. With the underground mine now operating at full capacity, ore processed from the underground mine was over 50% higher in the second quarter of 2006 as compared with the same period in 2005. The underground mining gain was offset, in part, by a 20% reduction in underground grades, which averaged 8 grams per tonne in the second quarter of 2006 as compared with 10 grams per tonne for the same period in 2005 as cut-off grades were reduced as a consequence of the higher gold prices.

Gold production for the first six months of 2006 was 24,560 ounces, as compared with 26,041 ounces for the comparable period in 2005. Gold production from the Tomi open pit mines in the first half of 2006 decreased 39% as compared to the year earlier period; however, this was partially offset by a 55% increase in production from the underground mine. Open pit production at Tomi was impacted by delays in importing mining trucks by the open pit mining contractor (the trucks were delivered in July), and lower ore grades.

Cash flow from mining operations (Revenue less operating expenses) was $2.0 million and $1.3 million for the first six months and second quarter of 2006 respectively as compared with cash flow deficits of $1.3 million and $0.3 million for the comparable periods in 2005. The increase in cash flow in the current year was attributable to higher gold prices (see the Revenue section below). Unit costs, however, increased to $491 per ounce in the first half of 2006 as compared with $427 per ounce for the same period in 2005. Operating costs were higher in a number of areas including costs for the mining contractor (due in part to mining higher volumes of waste material relative to ore), maintenance, environmental monitoring, mill consumables (notably cyanide and lime), site general and administrative expenses and higher exploitation taxes and royalties which are tied to the price of gold.


Income Statement

Revenue

Revenue was $12.6 million and $5.5 million for the first six months and second quarter of 2006 respectively, compared with $11.3 million and $6.3 million for the corresponding periods in 2005. The decrease in revenue in the second quarter of 2006 is attributable to selling fewer ounces of gold than the comparable quarter of 2005. Although the Company produced 12,793 ounces of gold in the second quarter, only 8,723 ounces were sold during the quarter, as compared with sales of 14,444 ounces in the same quarter in 2005. The balance of the ounces produced, but not sold, in the second quarter of 2006 (approximately 4,000 ounces) were held in inventory at the end of the quarter (please refer to Financial Results Overview section of this MD&A). The effect of selling fewer ounces in the second quarter of 2006 was substantially offset by realizing a higher average price on gold sales. For the second quarter of 2006, the Company realized an average gold price of $633 per ounce as compared with $436 for the comparable period in 2005.

For the first six months of 2006, revenue increased to $12.6 million from $11.3 million for the same period in 2005, despite selling fewer ounces. As noted above, the Company held approximately 4,000 ounces of second quarter 2006 production in inventory at the end of the quarter. Revenue in the second quarter of 2006 increased as the impact of selling fewer ounces was offset by realizing a higher average price on gold sales. The Company realized an average price of $586 per ounce on gold sales of 21,497 ounces in the first half of 2006 as compared with sales of 26,318 ounces at an average realized price of $431 per ounce in the same period in 2005.

Operating Expenses

Mine operating expenses were $10.6 million and $4.2 million for the first half and second quarter of 2006 respectively, compared with $11.8 million and $6.6 million for the comparable periods in 2005. Although the number of ounces produced was comparable for the first six months of 2006 and 2005, operating expenses are lower in 2006 as fewer ounces of gold were sold in 2006 (as described above in the Revenue section). The costs attributable to the production of the gold held in inventory at the end of the second quarter of 2006 will be expensed when the gold is sold.

On a unit cost basis, the total cost per ounce sold increased to $491 per ounce in the first half of 2006 from $427 per ounce for the same period in 2005. As detailed above in the Operations Review section, the increase in unit operating costs for the first half of 2006 is attributable to higher strip ratios (the ratio of waste mined to ore mined) and a general increase in costs in most operating areas.

Corporate General and Administrative Expenses

General and administrative expenses were $4.4 million for the second quarter and $7.9 million for the first six months of 2006, compared with expenditures of $3.6 million and $7.2 million for the comparable periods in 2005. General and administrative expense for the first six months of 2006 and the second quarter of 2006 reflect increases in Venezuelan consulting fees, higher TSX and AMEX listing fees and investor relations related expenditures.


Liquidity and Capital Resources

Cash and Equivalents

On June 30, 2006, the Company had cash and cash equivalents of $14.6 million, including restricted cash of $4.7 million. The restricted cash represents the balance of proceeds of a senior unsecured unit financing held in an interest escrow account. Subsequent to quarter end, the restricted cash was used to make a semi annual interest payment on the Company's 9.375% senior unsecured notes.

The change in the cash balance during the first half of 2006 is reconciled as follows ($ millions):

Cash, Cash Equivalents and Restricted Cash on December 31, 2005        $25.4
                                                                       -----

Issuance of Common Shares                              $32.6
Warrant and Option Proceeds                             $6.8
                                                        ----
Total Sources of Cash                                                  $39.4

Operating Cash Flow Deficit                           ($19.8)
Capital Expenditures - Las Cristinas                  ($27.8)
Debt Service                                           ($2.6)
                                                      ------
Total Uses of Cash                                                    ($50.2)
                                                                     -------

Net Reduction to Cash, Cash Equivalents and Restricted Cash           ($10.8)
                                                                     -------

Cash, Cash Equivalents and Restricted Cash on June 30, 2006            $14.6
                                                                       -----


Cash Flow from Operations

Cash flow from operating activities (before capital expenditures) was a deficit of $19.8 million and a deficit of $8.5 million for the first six months and second quarter of 2006 respectively, compared with a deficit of $13.5 million and $1.0 million for the comparable periods in 2005. Cash expenditures of $7.9 million for general and administrative expenses and approximately $5.1 million for cash interest payments, together with a net working capital utilization of $9.6 million, (principally a decrease in accounts payable and increase in production inventories), contributed to the cash flow deficit in the first half of 2006. The 2006 first half cash flow deficit of $19.8 million exceeds the $13.5 million deficit recorded in the year earlier period as the 2005 period incurred a net working capital gain of $10.0 million, as compared with a working capital deficit of $9.6 million utilization in the first half of 2006.

The second quarter cash flow deficit of $8.5 million reflects payments of $4.4 million for general and administrative expenses and a $3.2 million net working capital utilization, largely related to an increase in production inventories (please refer to Financial Results Overview section of this MD&A.)

Investing Activities

Capital expenditures were $27.8 million and $6.8 million for the first six months and second quarter of 2006, compared with $56.4 million and $33.2 million for the comparable periods in 2005. The decrease in 2006 is attributable to lower spending on the Las Cristinas project as a result of the delay in receiving the Permit.

-------------------------------------------------------------------------------
                       Three months ended June 30,    Six months ended June 30,
$ millions                  2006           2005          2006         2005
-------------------------------------------------------------------------------
Las Cristinas               $6.8          $33.2          $27.8      $55.5
Revemin/Tomi/Albino         $---           $---           $---       $0.8
Corporate                   $---           $---           $---       $0.1
                      ---------------------------------------------------------
Total                       $6.8          $33.2          $27.8      $56.4
-------------------------------------------------------------------------------

 At June 30, 2006, Crystallex projected a financing requirement of approximately $275 million to $300 million to provide funding through to the second half of 2008 when commercial production is expected at Las Cristinas (assuming a third quarter 2006 receipt of the environmental permit). The funding estimate includes amounts for completing the development of Las Cristinas, for other Las Cristinas costs not covered by the EPCM contract, including site security, legal and consulting fees, ongoing camp costs, social and community development programs and environmental work, for general corporate requirements and for financing fees and interest during the construction period. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.


Financing Activities

The Company made $450,000 of regularly scheduled principal and interest payments to Standard Bank Plc during the second quarter of 2006. During the second quarter, Standard Bank elected to convert the entire convertible portion of their loan, $7.5 million, into common shares of Crystallex. As a result of the conversion, the Company issued 3,765,841 shares to Standard Bank. At June 30, 2006 the balance outstanding under the Standard Bank term loan facility was $5.6 million.

Subsequent to the end of the second quarter, in July 2006, the Company received proceeds of $6.04 million from the early exercise of warrants. Upon the exercise of the warrants, 2,197,727 common shares of the Company were issued. In addition, 0.398 new common share purchase warrants were issued for each warrant exercised, for an aggregate issue of 875,000 new warrants. Each new warrant entitles the holder to purchase one common share of the Company at an exercise price of $4.00 per share until July 14, 2008.

On August 11, 2006 the Company completed a Cdn $32.4 million Unit financing. The Company plans to use the proceeds of the Unit financing as follows: (i) the development of the Las Cristinas project, including both expenditures under the EPCM contract and ongoing administrative expenses such as site security, legal and consulting fees, ongoing camp costs and community projects; (ii) 7% of the net proceeds will be paid to Standard Bank to reduce debt pursuant to a term loan executed between Standard Bank and the Company in December 2005; and (iii) for general working capital purposes.

Outstanding Share Data

At June 30, 2006, 226.6 million common shares of Crystallex were issued and outstanding. In addition, at June 30, 2006 options to purchase 10.5 million common shares of Crystallex were outstanding under the Company's stock option plan and warrants to purchase 20.7 million common shares of Crystallex were issued and outstanding.

 Quarterly Data




------------------------------------------------------------------------------------------------------------------------
                           2006                                   2005                                    2004
                 -------------------------------------------------------------------------------------------------------
                       Q2           Q1           Q4            Q3           Q2           Q1           Q4           Q3
Revenue              $5,520       $7,079       $6,623        $7,020       $6,301       $5,046       $5,037       $5,632
Net Loss            ($8,296)     ($6,956)    ($18,585)     ($10,338)     ($8,295)     ($7,989)    ($44,115)     ($9,441)
-------------------------------------------------------------------------------------------------------------------------



 The quarterly trends are consistent with the explanations of the annual trends set out in the Company's 2005 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company's results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company's financial condition in the first half of 2006 that impacted the Company's financial statements.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included or incorporated by reference in this Management Discussion and Analysis, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words "believe," "expect," "anticipate," "contemplate," "target," "plan," "intends," "continue," "budget," "estimate," "may," "schedule" and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding targets, estimates and assumptions in respect of gold production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades and recovery rates. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, risks relating to additional funding requirements, reserve and resource estimates, gold prices, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs and dependence on key employees. See "Risk Factors" in the Company's 2005 40-F/Annual Information Form. Due to risks and uncertainties, including the risks and uncertainties identified above, actual events may differ materially from current expectations. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.


Risk Factors

The business and operations of the Company and its affiliates are subject to risks. In addition to considering the other information in the Company's 2005 40F/Annual Information Form, which is available on SEDAR at www.sedar.com, an investor should carefully consider the following factors. Any of the following risks could have a material adverse effect on the Company, its business and future prospects.

 Risks Associated with Operating in Developing Countries

      The Company's mineral exploration, exploitation activities and mining operations are located in Venezuela and may be adversely affected by political instability and legal and economic uncertainty in such country. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders, permits, agreements or property rights, risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes, military repression, war, civil disturbances, criminal and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports, high rates of inflation and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

Risks Specific to Operations in Venezuela

Political and Economic Instability

      The Company's principal mineral properties are located in Venezuela and as such the Company may be affected by political or economic instabilities there. The risks associated with carrying on business in Venezuela, in addition to those highlighted above, include, but are not limited to violent crime, which is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, unauthorized mining activities, land claims of local people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Environmental Permit Still Required

      MIBAM completed its overall approval process of Las Cristinas on March 26, 2006. However, the Company has experienced delays in acquiring the environmental permit necessary to allow commencement of construction of the mine. The Company continues to await the issuance of the Permit, the initial application of which was submitted in April 2004. Continued development and the ultimate commencement of commercial production are dependent upon receipt of the Permit, which will allow the Company to proceed to put in place financing to fund construction. As the Las Cristinas project is the Company's primary development project, the failure to obtain the Permit or to obtain the Permit in a timely manner could have a material adverse affect on the future of the Company's business. There can be no assurance as to when or if the Permit will be granted.

Exchange Controls

      Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. The Central Bank of Venezuela enacted such exchange control measures in 2003 in order to protect international reserves. The exchange rate, originally fixed at approximately 1,600 Bolivars /U.S.$, has since been adjusted twice upwards and presently stands fixed at 2,150 Bolivars/U.S.$. There can be no assurance that exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mine Operation Agreement

     Lack of Ownership Rights. Under Venezuelan Mining Law of 1999 (the "VML"), all mineral resources belong to the Republic of Venezuela. In accordance with the VML, the Government of Venezuela has reserved for itself the right to directly explore and exploit the mineral deposits at the Las Cristinas project location (the "Las Cristinas Deposits") and has elected to do so through the CVG. The mine operation agreement entered into with the CVG on September 17, 2002 (the "Mine Operation Agreement") is an operation agreement and does not transfer any property ownership rights or title rights to the gold produced to the Company. Rather, the Company has been authorized to exploit the Las Cristinas Deposits for the CVG in accordance with the Mine Operation Agreement. The interests of the Company in the Las Cristinas Deposits are contingent upon the Company continuing to satisfy its obligations under the Mine Operation Agreement. Failure to do so could result in the CVG having the right to terminate the Mine Operation Agreement.

     Lack of Copper Rights. In addition to gold, the Las Cristinas Deposits also contain very low levels of copper, 0.13% on average. Under the Mine Operation Agreement, the Company is only entitled to exploit the gold contained in the Las Cristinas Deposits. Based on the feasibility studies carried out by the Company and following discussions with the CVG, the Company has determined that exploiting the copper contained in the Las Cristinas Deposits would detract from the economics of the Las Cristinas project. The Company does not need the right to exploit the copper contained in the Las Cristinas Deposits in order to exploit the gold and does not currently intend to negotiate with the CVG for the right to exploit the copper contained in the Las Cristinas Deposits.

     Although the Company does not believe that the MIBAM would do so, the MIBAM retains the right to grant exploitation and other rights with respect to the copper contained in the Las Cristinas Deposits to the CVG or a third party. The Company has been advised by its Venezuelan counsel that:

     (a) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, subject to fulfilling all necessary requirements of Venezuelan law (including the additional grant by the MIBAM to the CVG of the right to negotiate the exploitation of the copper with third parties), the CVG has agreed under the terms of the Mine Operation Agreement to negotiate the exploitation of the copper with the Company; and
     (b) if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, the Company's right under the Mine Operation Agreement to exploit the gold contained in the Las Cristinas Deposits would, as a matter of Venezuelan law, take precedence over the third party's right to exploit the copper.

     If the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG, there can be no assurance that the MIBAM will grant to the CVG the additional right to negotiate the exploitation of the copper with third parties or that the Company will be able to negotiate an agreement with respect to the exploitation of the copper with the CVG. Also, if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to a third party, or if the MIBAM grants the right to exploit the copper contained in the Las Cristinas Deposits to the CVG and the CVG grants the right to exploit the copper to a third party, there can be no assurance that the Company will be successful under Venezuelan law in asserting that its right to exploit the gold contained in the Las Cristinas Deposits takes precedence over the third party's right to exploit the copper.

Proposed Amendments to Mining Laws

     In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all "new" economic interests would be granted in the form of operating contracts. In order to effect this change, the Government of Venezuela advised that it would need to create a national mining company which would be the nation's contracting party covering the entire country of Venezuela. The Government of Venezuela also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would continue to qualify under the new regime on the same terms and conditions. The Government of Venezuela further stated that all those companies found not to be in compliance would have their operations turned over to small mining cooperatives supported by the Government of Venezuela via the national mining company. The MIBAM issued its formal approval of Las Cristinas on March 26, 2006.

      The MIBAM presented draft amendments to the mining law to the National Assembly at the end of May 2006. This draft was superseded by a National Assembly draft, which has received a first reading in the National Assembly. The National Assembly will require further readings of the draft amendments. Although the Company's Venezuelan counsel have advised that the current draft of amendments to the mining law will not have any negative impact on the Company's rights under the Mine Operation Agreement, until such time as the National Assembly has passed the amendments into law it is not possible to assess what impact, if any, the revised law will have on the Las Cristinas project.

Arbitration Proceedings

      The Company is a party that is interested in, but is not a party to, an ongoing arbitration. See "Legal Proceedings -- Withdrawal of MINCA Litigation -- Vanessa Arbitration" in the Company's 2005 40F/Annual Information Form, available electronically at www.sedar.com

Sale of Gold

      For the past several years the Company sold all of its Venezuelan gold production to the Central Bank of Venezuela. In June 2006 the Central Bank of Venezuela informed the Company it was suspending purchase of gold from the Company. The Company is currently selling gold to accredited third parties within Venezuela (pending possible future sales to the Central Bank of Venezuela) and is updating registration of its export licence which will also allow it to export and sell gold outside of Venezuela. Pending the update of the Company's export licence, should the Company be unable to sell gold within Venezuela, it could have an adverse effect on the Company's revenues, cash flow and profitability in the short-term.

 Unauthorized Miners

      The Company's operations may also be affected by the presence of unauthorized miners; something that is not uncommon in the gold mining areas of the Guyana Shield area of Venezuela. The methods used by unauthorized miners to extract gold are typically harmful to the environment and may be disruptive of authorized mining operations. Although the Company, in conjunction with the local authorities, employs strategies to control the presence of unauthorized miners, there can be no assurance that these strategies will be successful or that the Company's operations will not be adversely affected by the presence of unauthorized miners.

Imataca Forest Reserve

      In addition to the general risks associated with environmental regulation and liability (see "Environmental Regulation and Liability" under General Risk Factors below), the Las Cristinas Deposits are located within the Imataca Forest Reserve (the "Reserve"). On September 22, 2004 Presidential Decree 3110, which establishes an ordinance plan and regulations for the use of the Reserve, permits various activities (including mining) in up to 13% of the Reserve and establishes the legal framework for such activities, was issued. Presidential Decree 3110 was issued in response to previous Presidential Decree 1850, the latter of which was issued in May 1997. Decree 1850 reserved an even larger part of the Reserve for various activities and became subject to a legal challenge before the Venezuelan Supreme Court. The Venezuelan Supreme Court issued a prohibition order on November 11, 1997 prohibiting the relevant government authorities from granting concessions, authorization and any other acts relating to various mining activities in the Reserve under Decree 1850 until the Venezuelan courts ruled on the merits of the nullity action. It is possible that Presidential Decree 3110 could be similarly challenged and that such challenge, if ultimately successful, could prevent the Company from exploiting or fully exploiting the Las Cristinas Deposits.

      Venezuelan Decree No. 1257 establishes the environmental assessment requirements for mining projects. The Company was advised that the Las Cristinas project is not a new project and, accordingly Article 40 of Decree 1257 does not apply since no significant increase in environmental impact is predicted.

 General Risk Factors
 Title to Mineral Properties

      Acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed or impugned. Although the Company has investigated its title to the mineral properties for which it holds concessions or mineral leases or licenses, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned. For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance with respect to its mineral properties. A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to mine that property, perhaps without compensation for its prior expenditures relating to the property. Furthermore, as noted above under "Mine Operation Agreement -- Lack of Ownership Rights," the Mine Operation Agreement does not transfer any property ownership rights to the Company.

Environmental Regulation and Liability

      The Company's activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities themselves but also the possible effects of such activities upon the environment. Environmental legislation may change and make the mining and processing of ore uneconomic or result in significant environmental or reclamation costs. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mineral exploitation activities, such as seepage from tailings disposal areas that could result in environmental pollution. A breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities. Environmental legislation is evolving in a manner which may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation. Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company's's properties, the extent of which cannot be predicted.

      In the context of environmental permits, in particular the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations which may entail costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. In accordance with applicable laws, the Company has provided various forms of financial assurances to cover the cost of reclamation activities. However, there can be no assurance that the Company will not incur reclamation costs that are in excess of such financial assurances. While the Company plans to establish a reserve for reclamation activities, there can be no assurance that the combination of the reserve and financial assurances will be sufficient to meet future reclamation standards, if such standards are materially more stringent than existing standards. The Company does not maintain environmental liability insurance. The Company has adopted high standards of environmental compliance, however, failure with or unanticipated changes in Venezuela's laws and regulations pertaining to the protection of the environment in the future could adversely affect the Company.

Additional Funding Requirements

      Under the terms of the Mine Operation Agreement, the Company is required, among other things, to make all necessary investments and complete all works necessary to reactivate the Las Cristinas Deposits, to design, construct and operate a processing plant to process gold for its subsequent commercialization and sale and to return the mine, its installations and equipment to the CVG upon termination of the Mine Operation Agreement. In order to carry out the Las Cristinas project and its other mining projects, the Company will need to raise substantial additional financing which may include one or more of non-recourse project debt and other forms of public markets debt and equity.

     In September 2005 the Company issued C$10.0 million of 5% unsecured notes due March 13, 2006 to Azimuth Opportunity, Ltd ("Azimuth") and established a C$60.0 million equity draw down facility with the same entity. The agreements between Azimuth and the Company stipulate that, until the C$10.0 million principal value of the unsecured notes has been repaid, 50% of the proceeds of each draw under the equity draw down facility shall be applied to repay the unsecured notes. During the fourth quarter of 2005 the Company received gross proceeds of C$21.6 million under the equity draw down facility, a portion of which was used to repay the outstanding C$10.0 million principal value of the unsecured notes. In January 2006 the Company raised additional gross proceeds of C$5.0 million under the equity draw down facility. In February 2006 the Company received gross proceeds of U.S.$31.3 million under a private placement of units. In July 2006 the Company received U.S.$6.04 million from the early exercise of warrants held by an arm's-length holder in the United States. Despite these financings, the Company currently has limited financial resources and there can be no assurance that sufficient additional financing will be available to the Company on acceptable terms or at all. Failure to obtain such additional financing could result in a delay or the indefinite postponement of the Las Cristinas project and other mining projects of the Company and could also result in the Company defaulting in the performance of its obligations under the Mine Operation Agreement.

Reserve and Resource Estimates

     The Company's reported Mineral Reserves and Resources are estimates only. As a result, there can be no assurance that they will be recovered at the rates estimated or at all. Mineral Reserve and Resource estimates are based on limited sampling and are uncertain because the samples may not be representative. Mineral Reserve and Resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, increased production costs or reduced recovery rates may render estimated Mineral Reserves and Resources uneconomic and may ultimately result in a restatement of Mineral Reserves and Resources. In addition, short-term operating factors, such as the need for sequential development of mineral deposits and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period. If it's Mineral Reserve and Resource estimates are incorrect, the Company will not correctly allocate its financial resources, causing it either to spend too much on what could be a less than economic deposit or to fail to mine what could be a significant deposit.

Mineral Exploration and Exploitation

     Mineral exploration and exploitation involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish Mineral Reserves and Resources through drilling, to develop metallurgical processes to extract the metal from the material processed and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will discover Mineral Reserves and Resources in sufficient quantities to justify exploitation or that the funds required to exploit any Mineral Reserves and Resources discovered by the Company will be obtained on a timely basis or at all. The economics of exploiting Mineral Reserves and Resources discovered by the Company are affected by various factors, many outside the control of the Company, including the cost of operations, variations in the grade of material mined and metals recovered, price fluctuations in the metal markets, costs of processing equipment, continuing access to smelter facilities on acceptable terms and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company's mineral exploration and exploitation activities will be successful.

Uninsurable Risks

     Mineral exploration and exploitation activities involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could negatively affect the Company's profitability and financial position and the value of the Common Shares of the Company. The Company does not maintain insurance against environmental risks.

Competition

     The competition to discover and acquire mineral properties considered to have commercial potential is intense. The Company competes with other mining companies, many of which have greater financial resources than the Company, with respect to the discovery and acquisition of interests in mineral properties and the recruitment and retention of qualified employees and other personnel to carry on its mineral exploration and exploitation activities. There can be no assurance that the Company will be able to successfully compete against such companies.

Dependence on Limited Mining Operations and Properties

     The Company's Tomi operations and Revemin mill currently account for substantially all of the Company's mineral production and revenues. Any adverse development affecting these operations could adversely affect the Company's financial performance and results of operations. Furthermore, future results for the Company depend largely on the Las Cristinas project, which is currently still in the development stage and which may never be developed into a commercially viable mining operation. Any event, or combination thereof, which adversely affects the Las Cristinas project (whether the property itself or the Company's ability to finance and/or construct and operate a commercially viable mine on the property), would adversely impact the Company's future performance.

Production Risks

     The Company prepares estimates of future production at its operations. Failure to meet these estimates could adversely affect the Company's profitability, cash flows and financial position. There can be no assurance that the Company will achieve its production estimates.

     The Company's actual production may vary from its estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Company or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Company to cease production. These factors also apply to the Company's future operations. For example, it is not unusual for new mining and processing operations to experience unexpected problems during the start-up phase.

     In addition to the general production risks outlined above, one of the most significant physical production issues the Company faces in the Las Cristinas project pertains to the heavy amount of rainfall the area receives (an average of 3.3 m/year). Mine Development Associates ("MDA"), the company that supervised the preparation of various feasibility studies for the Company, has accounted for anticipated time lost due to rainfall in scheduling production and determining equipment requirements. Regardless, actual mining experience with the combination of wet saprolite and high rainfall rates may require adjustment of these estimates.

Regulations and Permits

     The Company's activities are subject to wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities. These permits relate to virtually every aspect of the Company's exploration and exploitation activities. Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company's permits that could have a significant adverse impact on the Company's existing or future operations or projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Gold Price Volatility

     The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewellery demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or financial events, and production and cost levels in major gold-producing regions. The gold price is also subject to rapid short-term changes due to speculative activities. During the period 1998 to 2005 the gold price fluctuated between a low of U.S.$253 per ounce and a high of U.S.$536.50 per ounce. On August 3, 2006 the p.m. fixing price of gold sold in the London Bullion Market was U.S.$644 per ounce.

     The Company's revenues, cash flow and profitability are significantly affected by changes in the gold price. If the gold price declines below the cost of production at any of the Company's operations for a significant period, the Company may be required to suspend or terminate production at the affected operation. In addition, the Company may be required to restate its Mineral Reserves and Resources, write down its investment and increase or accelerate reclamation and closure charges at the affected operation. Any of these developments could negatively affect the Company's profitability, cash flows and financial position. Accordingly, even if the Company discovers and produces gold, there can be no assurance that the gold price will be high enough to enable the Company to sell the gold produced by it profitably.

     The market price of the Common Shares of the Company is also affected by fluctuations in the gold price.

Currency Fluctuations

     Currency fluctuations may affect costs at the Company's operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of the Company's operating expenses is in non-U.S. dollar currencies. Any appreciation of these non-U.S. dollar currencies against the U.S. dollar could negatively affect the Company's profitability, cash flows and financial position.

Credit and Market Risks

     The Company enters into financial agreements (financial instruments) with major international banks, other international financial institutions and other accredited third parties in order to manage underlying revenue and future cash flow exposures arising from commodity prices. Financial instruments, which subject the Company to market risk and concentrations of credit risk, consist primarily of cash and accounts receivable.

     Market risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates or currency exchange rates. The Company manages the market risk associated with commodity prices by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

     Credit risk is the risk that counterparty might fail to fulfil its performance obligations under the terms of a contract. The Company limits the amount of credit exposure in cash and securities by placing these financial instruments in high quality securities issued by government agencies, financial institutions and major corporations and by diversifying its holdings. The Company also has concentrations of credit risk with respect to accounts receivable as the accounts receivable are due from one customer, the Venezuelan Central Bank.

     The Company is exposed to credit risk in the event of non-performance by counterparties in connection with metal forward and option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate loss for non-performance. Further, the Company minimizes its credit risk in derivative instruments by entering into transactions with high quality counterparties whose credit ratings are high and by monitoring the financial condition of its counterparties. The Company continually monitors the market risk of its activities. The Company currently does not have metal forward and option contracts.

Recent Losses and Write-downs

     The Company incurred net losses in each of 2005, 2004, and 2003. The Company's deficit at December 31, 2005 was U.S.$251.5 million. The Company's profitability depends, among other things, on the gold price, gold production and cash operating costs at its operations and other factors discussed in this section of the MD&A. Substantially all of these factors are beyond the control of the Company. There can be no assurance that the Company will become profitable in the near future.

     As part of the preparation of its audited consolidated financial statements for the years ended December 31, 2004 and 2003, the Company undertook a detailed review of the carrying value of its mineral properties, deferred exploration costs and plant and equipment. These reviews resulted in asset write-downs of U.S.$32.0 million in the 2004 financial statements (of which U.S.$13.8 million related to the Revemin mill, U.S.$10.4 million related to the Albino project, U.S.$3.6 million related to the operations and U.S.$4.2 million related to three exploration properties) and write-downs of U.S.$17.5 million in the 2003 financial statements (of which U.S.$14.3 million related to the La Victoria property and U.S.$3.2 million related to three other exploration properties).

Dependence on Key Employees

     The Company's business and operations are dependent on retaining the services of a small number of key management personnel. The success of the Company is, and will continue to be, to a significant extent, dependent on the expertise and experience of the directors and senior management. The loss of one or more of these people could have a materially adverse effect on the Company. The Company does not maintain insurance on any of its key employees. Due to the length of time in obtaining the Permit the Company has granted retention bonuses to certain members of senior management. Further delays in obtaining the Permit may make it more difficult for the Company to retain key employees.

Compliance with Sarbanes-Oxley Act of 2002

     Passed by the U.S. Congress on July 30, 2002, the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") requires companies to, among other things, have their external auditors issue an opinion regarding the adequacy of management's assessment of their own internal controls with respect to financial reporting. The Company will have to comply with this particular aspect of Sarbanes-Oxley for its fiscal year ending December 31, 2006. Management is currently in the process of reviewing the Company's internal controls for financial reporting. Although management is not currently aware of any material issues that would prevent compliance with Sarbanes-Oxley by December 31, 2006, at this time there can be no assurance the Company's's internal controls for financial reporting will be free of material weaknesses. In the event that a material weakness is discovered, the Company will likely incur costs to fix the internal controls for financial reporting as well as costs incurred to remediate any financial inaccuracies. There is also a risk that the market will react adversely to such a finding.

Potential Dilution

     As at June 30, 2006 the Company has outstanding fully vested options to purchase approximately 10,399,066 Common Shares of the Company and warrants to purchase approximately 20,699,677 million Common Shares of the Company (including 12,250,000 warrants that do not become effective until after the receipt of the Permit). There were a further 139,429 options outstanding with a weighted average exercise price of C$3.19 that were not fully vested. The issue of Common Shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company's current shareholders. The Company may also issue additional option and warrants or additional Common Shares from time to time in the future. If it does so, the ownership interest of the Company's then current shareholders could also be diluted.

Enforcement by Investors of Civil Liabilities

     The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the fact that the Company is organized under the laws of Canada, that most of its officers and directors and most of the experts named in the Company's 2005 40F/Annual Information Form are residents of Canada, and that a substantial portion of the Company's assets and the assets of a majority of the Company's directors and officers and the experts named in the Company's 2005 40F/Annual Information Form are located outside the United States. Furthermore, it may not be possible to enforce against the Company or its directors, officers or experts, judgments contained in U.S. courts. The Company believes that a monetary judgment of a Canadian court predicated solely on the Canadian civil liability regime would likely be enforceable in the U.S. if the Canadian court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a U.S. court for such purposes. However, the Company can provide no assurances to this effect.

Discretion in the use of Net Proceeds

     As indicated in this MD&A, the Company intends to use part of the net proceeds from its recent Unit financing to fund the development of the Las Cristinas project in Venezuela. See "Financing Activities". In achieving this goal, the Company maintains a broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds in accordance with the use of proceeds from its recent Unit financing and other financings could adversely affect the Company's business and consequently, could adversely affect the price of the Common Shares on the open market.

Operating Losses are Expected to Continue In the Near Future

     The Company has experienced losses from operation for each of the last three years. The Company expects that it shall incur losses, and possible incur increased losses, until the Las Cristinas mine is operational. The Company expects that this trend will reverse if and when gold is produced from the future Las Cristinas mine in commercial quantities at prices equal to or in excess of the prices assumed in the feasibility study completed by SNC Lavalin in September 2003 with respect to the development of the Las Cristinas project and the construction and operation of a mining and processing facility at a production rate of 20,000 tonnes per day.

Future Hedging Activities

     The Company has not entered into forward contracts or other derivative instruments to sell gold that it might produce in the future. Although the Company has no near term plans to enter such transactions, it may do so in the future if required for project financing. Forward contracts obligate the holder to sell hedged production at a price set when the holder enters into the contract, regardless of what the price is when the product is actually mined. Accordingly, there is a risk that the price of the product is higher at the time it is mined than when the Company entered into the contracts, so that the product must be sold at a price lower than could have been received if the contract was not entered into. There is also the risk that the Company may have insufficient gold production to deliver into forward sales positions. The Company may enter into option contracts for gold to mitigate the effects of such hedging.

No Payment of Cash Dividends in the Near Future

     Given that the Company is currently in the development stage for its principle property, the Las Cristinas project, the Company intends to retain its earnings to finance the growth and development of the business rather than pay dividends to shareholders. The Company does not intend to declare or pay cash dividends on its Common Shares in the near future, not has it done so since its inception. In the event that the Company decides to declare and pay cash dividends in the future, such a decision will made entirely in the discretion of the board of directors and shall be dependent on factors such as the existing earnings, capital requirements, future business opportunities, financing agreements and market conditions for the Company's shares and the underlying commodities markets.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with The Gold Institute Production Cost Standard, (the "Standard"). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex's operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.



Total cash costs per ounce may be reconciled to our Statement of Operations as follows:



------------------------------------------------- ---------------------------------- ---------------------------------
                                                        Three months ended June 30,         Six months ended June 30,
                                                             2006              2005             2006             2005


                                      18



------------------------------------------------- ---------------- ----------------- ---------------- ----------------
Operating Costs per Financial Statements               $4,230,492        $6,560,877      $10,554,495      $11,831,515
Adjust for Albino Development                                 ---               ---              ---       $(591,852)
By-Product Credits                                            ---               ---              ---              ---
Reclamation and Closure Costs                                 ---               ---              ---              ---
Operating Costs for Per Ounce Calculation              $4,230,492        $6,560,877      $10,554,495      $11,239,663

Gold Ounces Sold                                            8,723            14,444           21,497           26,318
Total Cash Cost Per Ounce US$                                $485              $454             $491             $427
------------------------------------------------- ---------------- ----------------- ---------------- ----------------


Additional information relating to Crystallex, including the 2005 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.
                                           -------------

                                                                      DOCUMENT 4

I, Todd Bruce, Chief Executive Officer, Crystallex International Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 11, 2006


/s/ Todd Bruce
-----------------------
Todd Bruce
President & Chief Executive Officer

                                                18 King Street East, Suite 1210
                                                Toronto, Ont, M5C 1C4 Canada
                                                Tel:  416 203 2448
                                                Fax:  416 203 0099
                                                Website: www.crystallex.com


[CRYSTALLEX INTERNATIONAL CORPORATION GRAPHIC OMITTED]
------------------------------------------------------------------------------


I, Daniel Hamilton, Chief Financial Officer, Crystallex International Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Crystallex International Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

     a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and
     b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  August 11, 2006


/s/ Daniel Hamilton
-----------------------
Daniel Hamilton
Chief Financial Officer

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CRYSTALLEX INTERNATIONAL CORPORATION
                               -------------------------------------------------
                                               (Registrant)

Date: August 14, 2006           By:         /S/ DAN HAMILTON
      ---------------               --------------------------------------------
                                    Name:    Dan Hamilton
                                    Title:   Chief Financial Officer